UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

EDENOR S.A.

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014 and 2013

Together with the Auditor’s Report and the Supervisory Committee’s Report

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the concession agreement by which this public service is regulated.

Date of registration with the Public Registry of Commerce:

-          of the Articles of Incorporation: August 3, 1992

-          of the last amendment to the By-laws: May 28, 2007

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: Electricidad Argentina S.A. (EASA)

Legal address: 3302 Ortiz de Ocampo, Building 4, City of Buenos Aires

Main business of the parent company:  Investment in Edenor’s Class “A” shares and rendering of technical advisory, management, sales, technology transfer and other services related to the distribution of electricity.

Interest held by the parent company in capital stock and votes: 51.54%

CAPITAL STRUCTURE

AS OF DECEMBER 31, 2014

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 16)
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B (1)	442,210,385
Class C	1,952,604
906,455,100

(1)       Includes 9,412,500 treasury shares as of December 31, 2014 and 2013.

Edenor S.A.

Statement of Financial Position

as of December 31, 2014 and 2013

(Stated in thousands of pesos)

	Note	12.31.14	12.31.13
ASSETS

Non-current assets
Property, plant and equipment	9	6,652,482	5,189,307
Interest in joint ventures	7	432	427
Deferred tax asset	24	87,167	-
Other receivables	11	249,235	199,395
Total non-current assets		6,989,316	5,389,129

Current assets
Inventories	14	73,970	83,853
Other receivables	11	250,307	522,112
Trade receivables	12	882,949	803,095
Financial assets at fair value through profit or loss	13	254,447	216,434
Cash and cash equivalents	15	179,080	243,473
Total current assets		1,640,753	1,868,967
TOTAL ASSETS		8,630,069	7,258,096

Edenor S.A.

Statement of Financial Position

as of December 31, 2014 and 2013 (Continued)

(Stated in thousands of pesos)

	Note	12.31.14	12.31.13
EQUITY
Share capital	16	897,043	897,043
Adjustment to share capital	16	397,716	397,716
Additional paid-in capital	16	3,452	3,452
Treasury stock	16	9,412	9,412
Adjustment to treasury stock	16	10,347	10,347
Other comprehensive loss		(39,862)	(28,277)
Accumulated losses		(893,107)	(113,391)
TOTAL EQUITY		385,001	1,176,302

LIABILITIES
Non-current liabilities
Trade payables	18	231,105	220,796
Other payables	19	1,644,587	944,718
Borrowings	21	1,598,442	1,309,949
Deferred revenue	20	109,089	33,666
Salaries and social security taxes payable	22	62,858	25,959
Benefit plans	23	150,355	102,691
Deferred tax liability	24	-	73,427
Tax liabilities	25	3,164	4,406
Provisions	27	112,095	83,121
Total non-current liabilities		3,911,695	2,798,733
Current liabilities
Trade payables	18	3,299,891	2,481,308
Other payables	19	187,096	147,177
Borrowings	21	33,961	40,583
Derivative financial instruments		5,895	-
Deferred revenue	20	764	-
Salaries and social security taxes payable	22	610,649	420,857
Benefit plans	23	10,566	-
Tax liabilities	25	160,483	182,469
Provisions	27	24,068	10,667
Total current liabilities		4,333,373	3,283,061
TOTAL LIABILITIES		8,245,068	6,081,794

TOTAL LIABILITIES AND EQUITY		8,630,069	7,258,096

The accompanying notes are an integral part of the Financial Statements

Edenor S.A.

Statement of Comprehensive (Loss) Income

for the years ended December 31, 2014 and 2013

(Stated in thousands of pesos)

	Note	12.31.14	12.31.13
Continuing operations
Revenue	28	3,598,376	3,440,691
Electric power purchases		(1,878,088)	(2,050,295)
Subtotal		1,720,288	1,390,396
Transmission and distribution expenses	29	(2,825,062)	(2,055,285)
Gross loss		(1,104,774)	(664,889)

Selling expenses	29	(657,909)	(548,256)
Administrative expenses	29	(496,762)	(324,768)
Other operating income	30	52,409	61,580
Other operating expense	30	(318,678)	(142,777)
Gain from interest in joint ventures		5	5
Income from non-reimbursable customer contributions		764	700
Operating loss before SE Resolution 250/13 and subsequent Notes		(2,524,945)	(1,618,405)
Higher costs recognition - SE Resolution 250/13 and subsequent Notes	2.c.III	2,271,927	2,933,052
Operating (loss) profit		(253,018)	1,314,647

Financial income	31	238,972	287,068
Financial expenses	31	(592,013)	(504,854)
Other financial results	31	(328,013)	(273,110)
Net financial expense (income)		(681,054)	(490,896)
(Loss) Profit before taxes		(934,072)	823,751

Income tax	24	154,356	44,116
(Loss) Profit for the year from continuing operations		(779,716)	867,867

Discontinued operations		-	(95,108)
(Loss) Profit for the year		(779,716)	772,759

(Loss) Profit for the year attributable to:
Owners of the Company		(779,716)	771,739
Non-controlling interests		-	1,020
(Loss) Profit for the year		(779,716)	772,759

(Loss) Profit for the year attributable to the owners of the parent
Continuing operations		(779,716)	867,867
Discontinued operations		-	(96,128)
		(779,716)	771,739

Edenor S.A.

Statement of Comprehensive (Loss) Income

for the years ended December 31, 2014 and 2013 (Continued)

(Stated in thousands of pesos)

	Note	12.31.14	12.31.13
Other comprehensive income
Items that will not be reclassified to profit or loss
Results related to benefit plans	23	(17,823)	(20,951)
Tax effect of actuarial income on benefit plans	24	6,238	7,333
Total other comprehensive losses		(11,585)	(13,618)

Comprehensive income for the year attributable to:
Owners of the parent		(791,301)	758,121
Non-controlling interests		-	1,020
Comprehensive income (loss) for the year		(791,301)	759,141

Comprehensive (loss) profit for the year attributable to the owners of the parent
Continuing operations		(791,301)	757,101
Discontinued operations		-	1,020
		(791,301)	758,121

Basic and diluted (loss) earnings per share:
Basic and diluted (loss) earnings per share from continuing operations	32	(0.87)	0.97
Basic and diluted (loss) earnings per share from discontinued operations	32	-	(0.11)

The accompanying notes are an integral part of the Financial Statements.

Edenor S.A.

Statement of Changes in Equity

for the years ended December 31, 2014 and 2013

(Stated in thousands of pesos)

	Attributable to the owners of the parent
	Share capital	Adjustment to share capital	Treasury stock	Adjust- ment to treasury stock	Additional paid-in capital	Other comprehen- sive loss	Retained earnings / Accumulated deficit	Subtotal equity	Non-controlling interests	Total equity
Balance at December 31, 2012	897,043	397,716	9,412	10,347	3,452	(14,659)	(885,130)	418,181	71,107	489,288

Absorption of accumulated losses - Shareholders' Meeting of 04/25/2013	(89,704)	(397,716)	(941)	(10,347)	(3,452)	-	502,160	-	-	-
Reversion of absorption of accumulated losses - Shareholders' Meeting of 12/20/2013	89,704	397,716	941	10,347	3,452	-	(502,160)	-	-	-
Sale of subsidiaries	-	-	-	-	-	-	-	-	(72,127)	(72,127)
Profit for the year	-	-	-	-	-	-	771,739	771,739	1,020	772,759
Other comprehensive loss for the year	-	-	-	-	-	(13,618)	-	(13,618)	-	(13,618)
Balance at December 31, 2013	897,043	397,716	9,412	10,347	3,452	(28,277)	(113,391)	1,176,302	-	1,176,302
Loss for the year	-	-	-	-	-	-	(779,716)	(779,716)	-	(779,716)
Other comprehensive loss for the year	-	-	-	-	-	(11,585)	-	(11,585)	-	(11,585)
Balance at December 31, 2014	897,043	397,716	9,412	10,347	3,452	(39,862)	(893,107)	385,001	-	385,001

The accompanying notes are an integral part of the Financial Statements.

Edenor S.A.

Statement of Cash Flows

for the years ended December 31, 2014 and 2013

(Stated in thousands of pesos)

	Note	12.31.14	12.31.13
Cash flows from operating activities
(Loss) Profit for the year		(779,716)	772,759
Adjustments to reconcile net (loss) profit to net cash flows from operating activities:
Depreciation of property, plant and equipment	9	237,639	212,148
Loss on disposals of property, plant and equipment	30	959	1,230
Net accrued interest		334,094	196,626
Exchange differences	31	427,896	365,759
Income tax	24	(154,356)	(44,116)
Allowance for the impairment of trade and other receivables, net of recovery	29 and 30	19,692	33,699
Adjustment to present value of receivables	31	(8,128)	(2,378)
Provision for contingencies	30	75,417	36,033
Other expenses - FOCEDE	30	97,701	-
Changes in fair value of financial assets	31	(67,591)	(16,097)
Accrual of benefit plans	23	51,425	22,540
Gain from interest in joint ventures		(5)	(5)
Higher costs recognition - SE Resolution 250/13 and subsequent Notes	2.c.III	(2,271,927)	(2,933,052)
Net gain from the repurchase of Corporate Bonds	31	(44,388)	(88,879)
Discontinued operations		-	168,628
Changes in operating assets and liabilities:
Increase in trade receivables		(55,276)	(48,471)
Increase in other receivables		(127,832)	(111,942)
Decrease (increase) in inventories		9,883	(42,692)
Increase (decrease) in deferred revenue		76,187	(700)
Increase in trade payables		(528,353)	(87,028)
Increase in salaries and social security taxes payable		226,689	95,319
Decrease in benefit plans		(11,017)	(7,904)
Decrease in tax liabilities		(28,704)	(44,888)
Increase in other payables		162,316	262,007
Funds obtained from the program for the rational use of electric power (PUREE) (SE Resolution No. 1037/07)		482,929	491,947
Net decrease in provisions		(33,042)	(25,299)
Subtotal before variations of debts with Cammesa		(1,907,508)	(794,756)
Increase in account payable and loans with Cammesa		3,455,498	2,231,477
Net cash flows generated by operating activities		1,547,990	1,436,721

Edenor S.A.

Statement of Cash Flows

for the years ended December 31, 2014 and 2013 (Continued)

(Stated in thousands of pesos)

	Note	12.31.14	12.31.13
Cash flows from investing activities
Acquisitions of property, plant and equipment	9	(1,400,140)	(892,431)
Net (payment for) collection of purchase / sale of financial assets at fair value		(64,625)	(97,399)
Collection of financial receivables with related companies		-	2,051
Collection of receivables from sale of subsidiaries - SIESA		2,976	2,940
Discontinued operations		-	(124,246)
Net cash flows used in investing activities		(1,461,789)	(1,109,085)

Cash flows from financing activities
Repayment of principal on loans	21	(424)	(25,535)
Payment of interest on loans	21	(155,251)	(176,976)
Discontinued operations		-	25,388
Net cash flows used in financing activities		(155,675)	(177,123)

Net (decrease) / increase in cash and cash equivalents		(69,474)	150,513

Cash and cash equivalents at the beginning of year	15	243,473	71,108
Cash and cash equivalents at the beginning of year included in assets of disposal group classified as held for sale		-	11,154
Exchange differences in cash and cash equivalents		5,081	10,698
Net (decrease) / increase in cash and cash equivalents		(69,474)	150,513
Cash and cash equivalents at the end of year	15	179,080	243,473

	Note	12.31.14	12.31.13

Supplemental cash flows information
Non-cash investing and financing activities

Financial costs capitalized in property, plant and equipment	9	(123,861)	(24,532)

Acquisitions of property, plant and equipment through increased trade payables	9	(144,833)	(126,419)

Decrease from offsetting of PUREE-related liability against receivables (SE Resolution 250/13 and subsequent notes)	2.c.III	(574,010)	(1,661,105)

Decrease from offsetting of liability with CAMMESA for electricity purchases against receivables (SE Resolution 250/13 and subsequent notes)	2.c.III	(2,218,424)	(1,152,266)

Decrease in financial assets at fair value from repurchase of Corporate Bonds	21	91,638	165,085

Increase in financial assets at fair value from subsidiary sale		-	(334,340)

Decrease of other receivables for collection of receivables from related companies with corporate bonds		-	52,840

Net increase of trade receivables from sale of assets of disposal group classified as held for sale		-	(44,627)

Acquisitions of property, plant and equipment through increased FOTAE debt	34	(32,939)	(48,960)

The accompanying notes are an integral part of the Financial Statements.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013

1.                   General information

History and development of the Company

Empresa Distribuidora Norte S.A. (EDENOR S.A. or the Company) was organized on July 21, 1992 by Decree No. 714/92 in connection with the privatization and concession process of the distribution and sale of electric power carried out by Servicios Eléctricos del Gran Buenos Aires S.A. (SEGBA S.A.).

By means of an International Public Bidding, the Federal Government awarded 51% of the Company’s capital stock, represented by the Class "A" shares, to the bid made by Electricidad Argentina S.A. (EASA), the parent company of Edenor S.A. The award as well as the transfer contract were approved on August 24, 1992 by Decree No. 1,507/92 of the Federal Government.

On September 1, 1992, EASA took over the operations of EDENOR S.A.

The corporate purpose of EDENOR S.A. is to engage in the distribution and sale of electricity within the concession area. Furthermore, among other activities, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, assign the use of the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by EDENOR S.A. or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws.

The Company’s economic and financial situation

In fiscal years 2014, 2012 and 2011, the Company recorded negative operating and net results, and both its liquidity level and working capital, even in fiscal year 2013, were severely affected. This situation is due mainly to both the continuous increase of its operating costs that are necessary to maintain the level of the service, and the delay in obtaining rate increases and/or recognition of its real higher costs (“CMM”), as stipulated in Section 4 of the Adjustment Agreement, including the review procedure in the event of deviations exceeding 5%.

In spite of the above-mentioned situation, it is worth mentioning that, in general terms, the quality of the electricity distribution service has been maintained and the constant year-on-year increase in the demand for electricity that has accompanied the economic growth and the standard of living of the last years, has also been satisfied. Due to both the continuous increase recorded in the costs associated with the provision of the service and the need for additional investments to meet the increased demand, the Company has adopted a series of measures aimed at mitigating the negative effects of this situation on its financial structure, minimizing the impact on the sources of employment, the execution of the investment plan and the carrying out of the essential operation and maintenance works that are necessary to maintain the provision of the public service in a satisfactory manner in terms of quality and safety.

The Company has made a series of presentations before control agencies, regulatory authorities and courts in order to jointly instrument the necessary mechanisms to contribute to an efficient and safe provision of the distribution service, the maintenance of the level of investments and the compliance with the increased demand.

Although the partial recognition of higher costs (as stipulated in Section 4.2 of the Adjustment Agreement) for the period May 2007 through December 2014, implemented by SE Resolution 250/13 and SE Notes 6852/13, 4012/14, 486/14 and 1136/14 represented a significant step towards the recovery of the Company’s economic and financial situation, the effects thereof do not allow for the absorption of neither operating nor investment costs or for the payment of financial services.  The constant increase in the operating costs that are necessary to maintain the level of the service, and the delay in obtaining genuine rate increases will continue to deteriorate the Company’s operating results, demonstrating that this recognition is insufficient to restore the balance that the economic and financial equation of the public service, object of the concession, requires.

As a consequence of what has been previously described, the Company has permanently a working capital deficit, inasmuch as it has neither the necessary nor the adequate conditions to come to the financial market to make up the deficit of both its operations and the investment plans necessary to maintain the quality of the service, object of the concession.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

In view of the above, the Company has obtained from the Federal Government the granting of loans (mutuums) in order to be able to afford specific aspects, such as: a) the salary increases granted to Company employees represented by the Sindicato de Luz y Fuerza (Electric Light and Power Labor Union) as from May 1, 2014 and other benefits, applicable also to those contractors whose employees are included in the collective bargaining agreements of the aforementioned union (Note 5.b); and b) the investment plan due to the temporary insufficiency of the funds obtained from the fixed charges established by Resolution 347/12 (Note 2.c.V).

If the above-described situation continues in the event of not obtaining a recomposition of revenue during fiscal year 2015, and considering the projection of results, the Company will be subject to compliance with the provisions of Section 94 sub-section 5 of Argentine Business Organizations Law No. 19,550, which provides for the dissolution of companies in the event of loss of capital stock. Furthermore, the negative results recorded by the Company as of December 31, 2014 consume 100% of the reserves and more than 50% of its share capital; therefore the Company is subject to compliance with the provisions of Section 206 of the Argentine Business Organizations Law which provides for the mandatory capital stock reduction.

In spite of what has been previously mentioned, the Company Board of Directors continues analyzing different scenarios and possibilities to mitigate or reduce the negative impact of the Company’s situation on its operating cash flows and thereby present the shareholders with diverse courses of action, although the most relevant aspect continues to be the improvement of revenues so as to balance the economic and financial equation of the concession.

However, the outcome of the tariff structure review is uncertain as to both its timing and final formalization. Therefore, the uncertainties of the previous fiscal years in this regard continued during the year ended December 31, 2014; thus, if in the future: (i) the new electricity rate schedules are not issued by the ENRE; (ii) the Company is not granted other recognition or any other mechanism to compensate for cost increases, in addition to the revenue it obtains from the application of Resolution 347/12, the funds derived from the PUREE, or the recognition of CMM values and the offsetting mechanism established by SE Resolution 250/13 and subsequent Notes, and/or; (iii) the Company does not obtain from the Federal Government other mechanism that provides it with financing for cost increases or recognition thereof in addition to those previously mentioned, it is likely that the Company will have insufficient liquidity and will therefore be obliged to continue implementing, and even deepening, measures similar to those applied until now in order to preserve cash and enhance its liquidity.

Given the fact that the realization of the necessary measures to revert the manifested negative trend depends, among other factors, on the occurrence of certain events that are not under the Company’s control, such as the requested electricity rate increases, the recognition of higher costs, and/or the granting of new loans (mutuums) and assignments of secured receivables, the Board of Directors has raised a substantial doubt about the Company’s ability to continue as a going concern in the term of the next fiscal year, being obliged to defer certain payment obligations, as previously mentioned, or unable to meet expectations for salary increases or the increases recorded in third-party costs.

Nevertheless, these financial statements have been prepared in accordance with the accounting principles applicable to a going concern, assuming that the Company will continue to operate normally. Therefore, they do not include the effects of the adjustments or reclassifications that might result from the outcome of this uncertainty.

2.                  Regulatory framework

a.       General

The Company is subject to the regulatory framework provided under Law No. 24,065 and the regulations issued by the National Regulatory Authority for the Distribution of Electricity (ENRE).

The ENRE is empowered to approve and control tariffs, and control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as established in the Concession Agreement. If the Distribution Company fails to comply with the obligations assumed, the ENRE will be entitled to apply the penalties stipulated in the Concession Agreement.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

The Distribution Company’s obligations are, among others, to make the necessary investments and carry out the necessary maintenance works in order to ensure that the quality levels established for the provision of the service in the concession area will be complied with and that electricity supply and availability will be sufficient to meet the demand in due time, securing the sources of supply.

If the Company repeatedly fails to comply with the obligations assumed in the Concession Agreement, the grantor of the concession will be entitled to foreclose on the collateral granted by the majority shareholders by means of the pledge of the Class A shares and sell them in a Public Bid. This, however, will not affect the continuity of the Holder of the concession. This situation may also occur if after the publication of the electricity rate schedule resulting from the Tariff Structure Review (RTI), the Company, the Company shareholders representing at least two thirds of the share capital, and/or the former Company shareholders do not submit their waivers to the rights to claim or abandon the actions filed as a consequence of Law 25,561, which in part depends on the decisions of third parties. At the date of issuance of these financial statements, there have been no events of non-compliance by the Company that could be regarded as included within the scope of this situation.

Furthermore, the Concession Agreement may be rescinded in the event of the Distribution Company undergoing bankruptcy proceedings. Additionally, if the Grantor of the Concession fails to discharge his obligations in such a manner that the Distribution Company is prevented from providing the Service or the Service is severely affected on a permanent basis, the Distribution Company may request, after demanding the regularization of such situation in a term of 90 days, that the agreement be rescinded.

b.       Concession

The term of the concession is 95 years, which may be extended for an additional maximum period of 10 years. The term of the concession is divided into management periods: a first period of 15 years and subsequent periods of 10 years each. At the end of each management period, the Class “A” shares representing 51% of the capital stock of EDENOR S.A., currently held by EASA, must be offered for sale through a public bidding.  If EASA makes the highest bid, it will continue to hold the Class “A” shares, and no further disbursements will be necessary. On the contrary, if EASA is not the highest bidder, then the bidder who makes the highest bid shall pay EASA the amount of the bid in accordance with the conditions of the public bidding.  The proceeds from the sale of the Class “A” shares will be delivered to EASA after deducting any amounts receivable to which the Grantor of the concession may be entitled.

On July 7, 2007 the Official Gazette published ENRE Resolution No. 467/07 pursuant to which the first management period is extended for 5 years to commence as from the date on which the Review of the Company Tariff Structure (RTI) goes into effect, which has not yet occurred. Its original maturity would have taken place on August 31, 2007.

Furthermore, in accordance with the provisions of ENRE Resolution No. 467/07, the commencement of the aforementioned process for the sale of the shares shall take place when the five-year tariff period beginning after the ending of the RTI comes to an end.

The Company has the exclusive right to render electric power distribution and sales services within the concession area to all users who are not authorized to obtain their power supply from the Wholesale Electricity Market (MEM), thus being obliged to supply all the electric power that may be required in due time and in accordance with the established quality levels. In addition, the Company must allow free access to its facilities to any MEM agents whenever required, under the terms of the Concession.

No specific fee must be paid by the Company under the Concession Agreement during the term of the concession.

On January 6, 2002, the Federal Executive Power passed Law No. 25,561 whereby adjustment clauses in US dollars, as well as any other indexation mechanisms stipulated in the contracts entered into by the Federal Government, including those related to public utilities, were declared null and void as from such date. The resulting prices and rates were converted into Argentine pesos at a rate of 1 peso per US dollar.

Furthermore, Law No. 25,561 authorized the Federal Executive Power to renegotiate public utility contracts taking certain criteria into account.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

It is worth mentioning that both the declaration of economic emergency and the period to renegotiate public utility contracts were extended through December 31, 2015 by Law No. 26,896.

c.     Electricity rate situation

                        I.     Adjustment Agreement entered into between Edenor  and the Federal Government

On September 21, 2005, Edenor S.A. signed an Adjustment Agreement within the framework of the process of renegotiation of the Concession Agreement set forth in Law No. 25,561 and supplementary regulations, which was ratified on February 13, 2006.

The Adjustment Agreement establishes the following:

i)                   the implementation of a Temporary Tariff Structure (“RTT”) effective as from November 1, 2005, including a 23% average increase in the distribution margin, which may not result in an increase in the average rate of more than 15%, and an additional 5% average increase in the distribution added value, allocated to certain specified capital expenditures;

ii)                   the requirement that during the term of mentioned temporary tariff structure, dividend payment be subject to the approval of the regulatory authority;

iii)                the establishment of a “social tariff” for the needy and the levels of quality of the service to be rendered;

iv)                the suspension of the claims and legal actions filed by Edenor S.A. and its shareholders in national or foreign courts due to the effects caused by the Economic Emergency Law;

v)                  the carrying out of a Tariff Structure Review (“RTI”) which will result in a new tariff structure that will go into effect on a gradual basis and remain in effect for the following 5 years. In accordance with the provisions of Law No. 24,065, the ENRE will be in charge of such review;

vi)                the implementation of a minimum investment plan in the electric network for an amount of $ 178.8 million to be fulfilled by Edenor S.A. during 2006, plus an additional investment of $ 25.5 million should it be required;

vii)               the adjustment of the penalties imposed by the ENRE that are payable to customers as discounts, which were notified by such regulatory agency prior to January 6, 2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect through the date on which they are effectively paid, using, for such purpose, the average increase recorded in the Company’s distribution costs as a result of the increases and adjustments granted at each date;

viii)             the waiver of the penalties imposed by the ENRE that are payable to the National State, which have been notified, or their cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect;

The payment term of the penalties imposed by the ENRE, which are described in paragraph vii above, is 180 days after the approval of the Tariff Structure Review (RTI) in fourteen semiannual installments, which represent approximately two-thirds of the penalties imposed by the ENRE before January 6, 2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect, subject to compliance with certain requirements.

The mentioned agreement was ratified by the Federal Executive Power through Decree No. 1,957/06, signed by the President of Argentina on December 28, 2006 and published in the Official Gazette on January 8, 2007.  The aforementioned agreement stipulates the terms and conditions that, upon compliance with the other procedures required by the regulations, will be the fundamental basis of the Comprehensive Renegotiation of the Concession Agreement of the public service of electric power distribution and sale within the federal jurisdiction, between the Federal Executive Power and the holder of the concession.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

Additionally, on February 5, 2007 the Official Gazette published ENRE Resolution No. 51/07 which approves the electricity rate schedule resulting from the RTT, applicable to consumption recorded as from February 1, 2007. This document provides for the following:

i)                    A 23% average increase in distribution costs, service connection costs and service reconnection costs in effect, except for the residential tariffs;

ii)                   An additional 5% average increase in distribution costs, to be applied to the execution of the works and infrastructure plan detailed in the Adjustment Agreement;

iii)                 Implementation of the Cost Monitoring Mechanism (“CMM”) contemplated in the Adjustment Agreement, which for the six-month period commenced November 1, 2005 and ended April 30, 2006, shows a percentage of 8.032%. This percentage will be applied to non-residential consumption recorded from May 1, 2006 through January 31, 2007;

iv)                 Invoicing in 55 equal and consecutive monthly installments of the differences arising from the application of the new electricity rate schedule for non-residential consumption recorded from November 1, 2005 through January 31, 2007 (paragraphs i) and ii) above) and from May 1, 2006 through January 31, 2007 (paragraph iii) above);

v)                   Invoicing of the differences corresponding to deviations between foreseen physical transactions and those effectively carried out and of other concepts related to the MEM, such as the Specific fee payable for the Expansion of the Network, Transportation and Others;

vi)                 Presentation, within a period of 45 calendar days from the issuance of this resolution, of an adjusted annual investment plan, in physical and monetary values, in compliance with the requirements of the Adjustment Agreement.

Resolution 434/2007 established, among other things, that the obligations and commitments set forth in section 22 of the Adjustment Agreement be extended until the date on which the electricity rate schedule resulting from the RTI goes into effect, allowing Edenor S.A. and its shareholders to resume the legal actions suspended as a consequence of the Adjustment Agreement if the new electricity rate schedule does not go into effect.

                      II.     Tariff Structure Review (RTI)

On July 30, 2008, the Energy Secretariat issued Resolution 865/08 which modifies Resolution 434/07 and establishes that the electricity rate schedule resulting from the RTI will go into effect in February 2009. At the date of issuance of these financial statements, no resolution has been issued concerning the application of the electricity rate schedule resulting from such process.

The ENRE began the Tariff Structure Review Process with the issuance of Resolution 467/08. On November 12, 2009, the Company made its revenue request presentation for the new period, which included the grounds and criteria based on which the request was made. As from that moment, the Company has made successive and reiterated presentations aimed at ending the aforementioned process as well as obtaining the new electricity rate schedule. Among them, a Preliminary Administrative Action (“Reclamo Administrativo Previo”) was filed before the Ministry of Federal Planning, Public Investment and Services in March 2012 and a petition for the immediate resolution thereof was made in October 2012. In the Company’s opinion, this claim has come to an end due to the issuance of SE Resolution 250/13 dated May 2013.

Additionally, in June 2013, the Company filed a complaint against the Federal Government claiming full compliance with the Adjustment Agreement and compensation for damages due to the non-compliance of the commitments established therein. The complaint was amended so as to extend it in November 2013 (See Note 8.h). In February 2014 a petition for the granting of a precautionary measure was filed with the Federal Court requesting that the Federal Government be compelled to provide the Company with economic assistance during the course of litigation. The petition was rejected in both first and second instance in June and December 2014, respectively.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

                   III.     PUREE - CMM (Program for the Rational Use of Electric Power - Cost Monitoring Mechanism)

On May 7, 2013, the Energy Secretariat (SE) issued SE Resolution 250/13, whereby it:

a)       Authorized the values of the adjustments resulting from the Cost Monitoring Mechanism (CMM) for the period May 2007 through December 2014, determined in accordance with Section 4.2 of the Adjustment Agreement, but without initiating the review process contemplated in the event of variations exceeding 5%.

b)      Assessed the Company’s debt as of December 31, 2014 deriving from the application of the Program for the Rational Use of Electric Power (PUREE) for the period May 2007 through December 2014.

c)       Authorized the Company to offset until December 2014 the debt indicated in paragraph b) against and up to the amount of the receivables established in paragraph a), including interest, if any, on both amounts.

d)      Instructed CAMMESA to issue Sale Settlements with Maturity Dates to be Determined (Liquidaciones de Venta con Fecha de Vencimiento a Definir - LVFVD) for the CMM surplus amounts after the offsetting process indicated in paragraph c) has been carried out.

e)      Authorized CAMMESA to receive LVFVD as part payment for the past due debts deriving from the economic transactions of the Wholesale Electricity Market (MEM).

f)        Instructed the Company to assign the credits from the surplus LVFVD, if there were any, after having complied with that established in the preceding paragraph, to the trust created under the terms of ENRE Resolution 347/12 (FOCEDE).

The Energy Secretariat, if deemed timely and suitable, may extend, either totally or partially, the application of the aforementioned resolution and amplifying note pursuant to the information provided by the ENRE and CAMMESA. In this regard, on November 6, 2013, October 9, 2014 and December 18, 2014 it issued SE Notes 6852/13, 4012/14, 486/14 and 1136/14 respectively

Additionally, and in accordance with sections 8 and 9 of SE Resolution 250/2013 –which recognize the Company’s right to apply to the payment of its debts with the MEM the amount receivable deriving from the CMM for economic transactions, with charge to the Unified Fund– the Company proceed in lieu of payment of the trade liability it has with CAMMESA for energy purchases by applying the balance of the CMM receivable balance as of December 31, 2013 (not offset as of that date) recognized by the ENRE in the periods covered by SE Resolution 250 and the extensions thereof.

Moreover, SE Note 4012/14 not only states that this measure is temporary and exceptional in nature but also establishes that the signing of an integral and instrumental agreement, or equivalent alternative, will be promoted in order to address the regulatory, economic, financial, quality-related and sustainability aspects of the public service, object of the concession, as well as the extension of the transitional period of the concession agreement until December 31, 2016.  As of the date of issuance of these financial statements, this has not been instrumented.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

The impact of SE Resolution 250/13 and subsequent Notes on the Statement of financial position is summarized below:

	2013			2014
	SE Res. 250/13	SE Note 6852/13	Subtotal	SE Note 4012/14	SE Note 486/14	SE Note 1136/14	Subtotal	Total
Other receivables
Cost Monitoring Mechanism (1)	2,254,953	723,629	2,978,582	735,534	833,660	702,733	2,271,927	5,250,509
Net interest CMM - PUREE	172,939	24,571	197,510	108,218	36,231	13,337	157,786	355,296
Other payables - Program for the rational use of electric power	(1,387,037)	(274,068)	(1,661,105)	(168,426)	(187,665)	(217,919)	(574,010)	(2,235,115)
Trade payables - CAMMESA	(678,134)	(474,132)	(1,152,266)	(1,038,047)	(682,226)	(498,151)	(2,218,424)	(3,370,690)
LVFVD to be issued	362,721	-	362,721	(362,721)	-	-	(362,721)	-

(1)      Includes CMM amounts receivable recognized in prior fiscal years for $ 45.5 million.

In view of the above, the Company challenged and rejected debit notes issued by CAMMESA for a cumulative total of $ 866.2 million relating to compensatory and punitory interest, considering that the delays in the settlement of the amounts receivable are not attributable to the Company.

In the same way, the Company has not recognized the interest accrued in its favor on the recognition of CMM amounts for a value of $ 652.2 million because in its opinion the respective offsetting operates with the issuance of the resolution and the successive amplifying notes.

                    IV.     Electricity rate schedules

The Energy Secretariat issued Resolution 1169/08 which approved the new seasonal reference prices of power and energy in the Wholesale Electricity Market (“MEM”). Consequently, the ENRE issued Resolution 628/08 which approved the values of the electricity rate schedule to be applied as from October 1, 2008. The aforementioned electricity rate schedule included the transfer of the increase in the seasonal energy price to tariffs, with the aim of reducing Federal Government grants to the electricity sector, without increasing the Company’s distribution added value.

On June 15, 2012, the National Energy Secretariat established the Seasonal Prices to be paid by the customers served by the agents who provide the public service of electricity distribution of the MEM in order for them to be consistent with the situation existing in winter and compatible with payment capacity of the different social classes comprising the residential customer category of the referred to agents’ electricity rate schedules. For such purpose, the Energy Secretariat issued Resolution 255/12 which suspended the application of sections 6, 7, and 8 of SE Resolution 1169/08 from June 1, 2012 through September 30, 2012. Furthermore, it established the energy reference prices in the Market, applicable to the June 1-July 31, 2012 and the August 1-September 30, 2012 periods, for the different customer categories. Additionally, it established the application of SE Resolution 1301/11, and other complementary regulations and instructions, to all the customers falling within the scope thereof (section 8 of SE Resolution 255/12).

Furthermore, on November 30, 2012, Edenor S.A. was notified of SE Resolution 2016 that approved the MEM Summer Scheduling for the November 1, 2012-April 30, 2013 period, calculated in accordance with the “Scheduling of Operation, Load Dispatch and Price Calculation Procedures”. Additionally, it establishes the application as from November 1, 2012 of the Subsidized Seasonal Reference Prices defined in Appendix I for each Distribution Agent identified therein. It is also established that the Un-Subsidized Seasonal Reference Price in the MEM is kept at an annual average value of $320 Mwh, and that the values to be transferred to final tariffs are in no case to exceed the Un-Subsidized Reference Prices established for each Distribution Agent.

The purpose of the Program for the Rational Use of Electric Power, PUREE, created by SE Resolution 415/04, is to work on the demand for electricity, promoting energy savings so as to generate surpluses that may be used by those users, like industries, whose energy needs increase as a consequence of the growth in the level of the economic activity.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

As in previous years, SE Resolution 1037/07, ratified by SE Note 1383/08, continued to produce effects. The aforementioned resolution modified the earmarking of the funds resulting from the application of the PUREE, being it possible to deduct therefrom a) the amounts paid by the Company as Quarterly Adjustment Coefficient (“CAT”) implemented by Section 1 of Law No. 25,957, to calculate the total value of the National Fund of Electricity (FNEE); and b) the amounts corresponding to the electricity rates adjustments due to the application of the CMM established in the Adjustment Agreement, until the transfer to the tariff of either of the aforementioned concepts, as applicable, is recognized.

                      V.     ENRE Resolution 347/12

On November 23, 2012, the ENRE issued Resolution 347 pursuant to which distribution companies were authorized, as from the issuance thereof, to include in the bills a fixed amount for small-demand (T1) customers and a variable amount for medium and large-demand (T2 and T3) customers, to be calculated on a percentage of power charges. Such amounts, which are clearly indicated in the bills sent to customers, constitute a special account, which is managed by a Trust, to be exclusively used for the execution of distribution infrastructure works and corrective maintenance of each distribution company’s facilities. This Trust will be administered by an Implementation Committee comprised of 5 members: 1 from the Economy and Public Finance Ministry, 2 from the Ministry of Planning, 1 from CAMMESA and 1 from the ENRE.

As established in such Resolution, on November 29, 2012, the Company, in its capacity as Trustor, and Nación Fideicomisos S.A., as Trustee, entered into a private Financial and Management Trust Agreement, whereby the Company, as settlor of the trust, agreed to assign and transfer to the Trustee the fixed amounts set forth by Resolution 347 that are effectively collected, which will constitute the trust assets. Such agreement was ratified and approved by the Company Board of Directors on December 11, 2012.

On December 18, 2012, the Company and Nación Fideicomisos S.A., signed the respective Operating Manual, whose purpose is to implement, standardize, and enable the collection and management of the trust assets. On that date, the Company Board of Directors approved the Operating Manual and appointed its attorneys-in-fact to represent the Company before Nación Fideicomisos S.A. in issues related to the Trust and its Operating Manual.

On July 4, 2013, the Company and Nación Fideicomisos S.A. signed an Addendum to the private Financial and Management Trust Agreement entered into by the parties on November 29, 2012.

In the aforementioned Addendum it is agreed that Nación Fideicomisos S.A., in its capacity as trustee, will issue, in accordance with the public offering system authorized by the National Securities Commission (CNV), “Debt Securities” (VRD) to be offered to the market for a nominal value of up to $ 312.5 million. The proceeds will be used to pay the Company’s investment plan.

On July 4, 2013, VRDs for $ 250 million were issued through a private placement. A subsequent public offering of these debt securities, with the possibility of being paid-in in kind is estimated. The VRD will accrue interest at the Private BADLAR rate plus a spread of 4% and will be amortized in 5 years with increasing installments.

In this regard, mentioned agreement stipulates that payment obligations under the VRD will be solely and exclusively the obligations of Nación Fideicomisos S.A. (to the extent that the trust assets are sufficient) and will not imply in any way whatsoever any guarantee or recourse against the Company, which in no case will be liable for the non-payment, whether total or partial, of any amount owed under the VRD or any other concept contemplated by the Trust Agreement duly signed. Moreover, and in view of the fact that up to now the only income of resources of the trust derives from the Company’s contributions and, also, that the VRD have accrued interest that will have to be paid with the trust assets, the Company has decided to record a provision for an amount equivalent to the trust’s net financial charges, which has been recorded as other payables and charged to other operating expense.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

Additionally, on January 3, 2014, by Resolution 3/2014 of the Ministry of Federal Planning, Public Investment and Services, it was established that the investments to be made with the funds of the Fund for Electric Power Distribution Expansion and Consolidation Works (Fondo para Obras de Consolidación y
Expansión de Distribución Eléctrica - FOCEDE) will be decided by the Management Control and Coordination Undersecretariat, which will provide the necessary instructions for the carrying out of the works and investments under the FOCEDE to the Implementation Committee of the trust created by ENRE Resolution 347/12 as well as to electricity distribution companies Edenor S.A. and Edesur S.A.

By Resolution 266/14 dated January 24, 2014,  a technical commission to participate and give advice to the Management Control and Coordination Undersecretariat on technical and economic matters as well as on other issues relating to the investments to be made with the FOCEDE funds was created. This commission will be comprised of one representative of the National Regulatory Authority for the Distribution of Electricity (ENRE), one representative of the Energy secretariat, one representative of the Public Works Secretariat, both under the authority of the Ministry of Federal Planning, Public Investment and Services. The Economy and Public Finance Ministry and the National Comptroller’s Office (SIGEN) will also be invited to participate.

                    VI.     Loans (mutuums) and assignments of secured receivables

As described in Note 1, due to the delay in obtaining the Tariff Structure Review, which would allow to restore the economic and financial equation of the concession, the Company lacks the necessary conditions to come to the financial market to address the deficit of both its operations and the investment plans necessary to maintain the quality of the service, object of the concession. In order to deal with this situation, the Company has obtained from the Federal Government a series of measures such as the issuance of ENRE Resolution 347/12 (Note 2.c.V) and SE Resolution 250 (Note 2.c.III), and the granting of loans (mutuums) to provide support with its cash needs for specific purposes.

The obligations deriving from this assistance are classified as Other payables and the relating costs as financial expenses, due to both the fact that they result from the lack of adjustment of the Electricity Rate Schedule, which depends exclusively on the Federal Government’s resolution, and the fact that such assistance has been granted under these special circumstances. Therefore, such obligations do not constitute financing decisions made by the Company in the ordinary course of business.

The loans (mutuums) granted up to now are detailed below:

1) Extraordinary Investment Plan - Temporary insufficiency of the revenue deriving from the FOCEDE

Due to the fact that the funds of the FOCEDE are insufficient to cover the estimated disbursements of the Investment Plan, the Company has requested of the respective authorities that it be provided with funding assistance, which has been called Extraordinary Investment Plan.

Consequently, on September 26, 2014, the Energy Secretariat, by Resolution 65/14, instructed CAMMESA to enter into a Loan (Mutuum) and assignment of secured receivables agreement with the Company for a total of $ 500 million to cover the Extraordinary Investment Plan as a consequence of the temporary insufficiency of the revenue deriving from Resolution 347/12, mentioned in caption V of this note. The aforementioned agreement was entered into on September 30, 2014. On December 18, 2014, mentioned agreement was extended, as instructed by the Energy Secretariat to CAMMESA, for an additional amount of $ 159.4 million. Subsequent to year-end, on January 13, 2015, a new extension for an additional amount of $ 1.04 billion was signed.

As of December 31, 2014, the debt related to this concept amounts to $ 208.8 million (comprised of $ 200 million principal and $ 8.8 million in accrued interest) which is disclosed in the Other non-current payables account.

Furthermore, as guarantee for the performance of the obligations assumed and the repayment of the funds granted, the Company agreed to assign and transfer in favor of CAMMESA, as from the end of the grace period that the Energy Secretariat would estipulate along with the methodology and terms for the reimbursement of the funds, the amounts receivable which the Company may have with the MEM (Wholesale Electricity Market) up to the actual amount of the funds granted. At the date of issuance of these financial statements, the Company does not have any amount receivable with the MEM.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

2) Higher salary costs

On June 24, 2014, by Note 4012/14, the Energy Secretariat instructed CAMMESA to enter into a Loan (Mutuum) and assignment of secured receivables agreement with the Company in order to be able to pay the higher salary costs indicated in Note 5.2. The aforementioned agreement was entered into on July 10, 2014.

                The agreement will be guaranteed by the Company with the assignment of the future surplus Sale Settlements with Maturity Dates to be Determined (Liquidaciones de Venta con Fecha de Vencimiento a Definir - LVFVD) to be issued, as a result of the application of SE Resolution 250/13, as described in Note 2.c.III. At the date of issuance of these financial statements, the Company does not have any surplus LVFVD.

As of December 31, 2014, the debt related to this concept amounts to $ 298 million (comprised of $ 280.6 million principal and $ 17.4 million in accrued interest), which has been disclosed in the Other non-current payables account and it is considered as an advance of future recognitions of higher costs.

d.           Framework agreement

On January 10, 1994, the Company, together with EDESUR S.A., the Federal Government and the Government of the Province of Buenos Aires entered into a Framework Agreement, whose purpose was to establish the guidelines under which the Company is to supply electricity to low-income areas and shantytowns.

On July 22, 2011, the Company, the Federal Government, and the Government of the Province of Buenos Aires entered into an Addendum for the renewal for a term of four years (from January 1, 2011 through December 31, 2014) of the New Framework Agreement that had been signed on October 6, 2003. Such extension was approved on September 21, 2012 by Resolution 248/12 issued by the ENRE and ratified by the Ministry of Federal Planning, Public Investment and Services through Resolution 247.

At the date of issuance of these financial statements, the aforementioned agreements have expired. Nevertheless, the Company believes they will be renewed and has therefore begun the corresponding negotiations.

With regard to the amount receivable the Company has with the Province of Buenos Aires, on October 18, 2012 the Company entered into an Agreement for the Settlement of Non-financial Obligations and Subscription of Buenos Aires Province Government Bonds, pursuant to which the Company agreed to receive an amount of $ 0.3 million in cash and subscribe Series B Bonds for a residual nominal value of $ 6.14 million, as settlement of the debt that as of December 31, 2010 such Province had with the Company for the electric power supplied to low-income areas.

As of December 31, 2014 and 2013, receivable balances with the Federal Government and the Government of the Province of Buenos Aires amount to $ 75.8 million and $ 56.9 million, respectively.

e.        Penalties

                         i.                     General

The ENRE is empowered to control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as established in the Concession Agreement. If the Distribution Company fails to comply with the obligations assumed, the ENRE will be entitled to apply the penalties stipulated in the Concession Agreement.

As of December 31, 2014 and 2013, the Company has accrued the penalties for resolutions not yet issued by the ENRE relating to the control years elapsed as of those dates. Additionally, the Company has applied the adjustment set forth in the temporary tariff structure as well as the adjustments established by the electricity rate schedules applied during fiscal year 2008, Resolutions 324/08 and 628/08.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

The ENRE Penalties and Discounts included in the Adjustment Agreement are adjusted as stipulated in such agreement, whereas the penalties imposed subsequent to the Adjustment Agreement are adjusted as established in each of the resolutions pursuant to which such penalties are imposed.

Furthermore, as of December 31, 2014, the Company Management has considered that the ENRE has mostly complied with the obligation to suspend lawsuits aimed at collecting the penalties included in the Adjustment Agreement, without prejudice to maintaining an open discussion with the entity concerning the effective date of the Adjustment Agreement and, consequently, concerning the penalties included in the renegotiation and those subject to the criteria of the Transition Period.

As from March 2008, it was decided that the penalties imposed by the ENRE not be paid. These penalties are included in the abovementioned tariff renegotiation.

                       ii.                    Specific situations

Based on the provisions of ENRE Resolution 1/14, the definitive amount of the compensation payable to customers by way of discounts, as a consequence of the power cuts occurred during the period began on December 16, 2013 and ended on the date on which the service was fully restored, totaled $ 85.7 million.  As of December 31, 2014, an amount of $ 59.1 million of such total has been reimbursed to Customers, based on consumption recorded.

Additionally, in May 2014, the Company and the Regulatory Authority entered into a payment plan agreement pursuant to which it was agreed that the penalties under litigation for a total of $ 8.7 million, plus interest for $4 million, would be paid in twelve monthly installments maturing as from June 1, 2014. As of the date of issuance of these financial statements, the Company has already paid eight installments.

Furthermore, in November 2014, the Company also entered into another payment plan agreement with the Regulatory Authority, pursuant to which it was agreed that the penalties under litigation for a total of $ 9.7 million, plus interest for $ 2 million, would be paid in twelve monthly installments maturing as from February 2015.

Owing to the fees set in favor of ENRE professionals who acted in execution proceedings, the Company has entered into a payment plan agreement with seven attorneys-in-fact for a total of $ 4.3 million payable in twelve monthly installments, maturing as from February 2015.

f.         Restriction on the transfer of the Company’s common shares

The by-laws provide that Class “A” shareholders may transfer their shares only with the prior approval of the ENRE. The ENRE must communicate its decision within 90 days upon submission of the request for such approval, otherwise the transfer will be deemed approved.

Furthermore, Caja de Valores S.A. (the Public Register Office), which keeps the Share Register of the shares, is entitled (as stated in the by-laws) to reject such entries which, at its criterion, do not comply with the rules for the transfer of common shares included in (i) the Argentine Business Organizations Law, (ii) the Concession Agreement and (iii) the by-laws.

In addition, the Class “A” shares will be pledged during the entire term of the concession as collateral to secure the performance of the obligations assumed under the Concession Agreement.

Other restrictions:

•            In connection with the issuance of Corporate Notes, during the term thereof, EASA is required to be the beneficial owner and owner of record of not less than 51% of the Company’s issued, voting and outstanding shares.

•            In connection with the Adjustment Agreement signed with the Grantor of the Concession and ratified by Decree 1957/06, Section ten stipulates that from the signing of the agreement through the end of the Contractual Transition Period, the majority shareholders may not modify their ownership interest nor sell their shares.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

•            In connection with the restructuring of the totality of EASA’s financial debt, if EASA did not comply with its payment obligations under the new debt, its creditors could obtain an attachment order against the Company’s Class A shares held by EASA, and, consequently, the Argentine Government would be entitled, as stipulated in the concession agreement, to foreclose on the pledged shares.

g.       Concession of the use of real property

Pursuant to the Bid Package, SEGBA granted the Company the free use of real property for periods of 3, 5 and 95 years, with or without a purchase option, based on the characteristics of each asset, and the Company would be responsible for the payment of any taxes, charges and contributions levied on such properties and for the taking out of insurance against fire, property damage and third-party liability, to SEGBA’s satisfaction.

The Company may make all kind of improvements to the properties, including new constructions, upon SEGBA’s prior authorization, which will become the grantor’s property when the concession period is over, and the Company will not be entitled to any compensation whatsoever. SEGBA may terminate the loan for use contract after demanding the performance by the Company of any pending obligation, in certain specified cases set forth in the Bid Package. At present, as SEGBA’s residual entity has been liquidated, these presentations and controls are made to the National Agency of Public Properties (ONABE).

h.       Stabilization factor

By Note 2883 dated May 8, 2012 (reference Resolutions MEyFP 693/11 and MPFIPyS 1900/11), the National Energy Secretariat has implemented a mechanism whose objective is to keep the amounts billed to residential customers throughout the year stable, thereby minimizing the effects of the seasonal consumption of electricity.

This methodology applies to all residential customers, regardless of whether or not they receive Government grants on electricity rates, who may opt to adhere to this stabilization system.

Average consumption is determined based on the consumption recorded in the last six two-month periods. The stabilization factor arises from the difference between the aforementioned average consumption and the consumption recorded in the current two-month period. This value will be added to or subtracted from the two-month period charges, and the result obtained will be the amount to be paid before the corresponding taxes. The adjustments that are to be made in accordance with the differences between average consumption and recorded consumption will be reflected in the bill for the last two-month period of each calendar year.

The differences that arise as a consequence of comparing the annual average consumption to the consumption of the current two-month period will be recorded at the end of each period in the trade receivables balance sheet account, crediting or debiting the account, as the case may be, if the annual average consumption is higher or lower than the consumption of the current two-month period.

3.                  Basis of preparation

The financial statements for the year ended December 31, 2014 have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the interpretations of the International Financial Reporting Interpretations Committee (IFRIC), incorporated by the CNV.

The balances as of December 31, 2013, disclosed in these financial statements for comparative purposes, arise from the consolidated financial statements as of that date. Certain amounts of the consolidated financial statements presented for comparative purposes have been reclassified following the disclosure criteria used for the financial statements for the reporting year.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

The financial statements are stated in thousands of Argentine pesos, unless specifically indicated otherwise.

These financial statements were approved for issue by the Company Board of Directors on March 9, 2015.

4.                  Accounting policies

The accounting policies used in the preparation of these financial statements are based on the IFRS (as issued by the IASB).

4.1               Changes in the accounting policies

4.1.1          New standards, amendments and interpretations mandatory for annual periods beginning January 1, 2014

The following standards, which are mandatory for the Company as from the current fiscal year, have had no significant impact on its financial position or the results of its operations.

IAS 32 “Financial instruments - Presentation”. This standard modifies the application guidance on aspects relating to the offsetting of financial assets and liabilities. The application of such amendment has had no impact on the Company’s financial position or the results of its operations, nor has it implied new disclosures.

IAS 36 (revised 2013) “Impairment of assets”, issued in May 2013.  This amended standard addresses the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal.

IAS 39 “Financial Instruments – Recognition and Measurement”. It establishes the continuation of hedge accounting (fair value and cash flows) in the event of novation to a central counterparty of a derivative designated as a hedging instrument as a consequence of laws or regulations. The application of such amendment has had no impact on the Company’s financial position or the results of its operations, nor has it implied new disclosures.

IFRIC 21 "Levies", issued in May 2013. This standard provides guidance on when to recognize a liability for a levy imposed by the government, both for levies that are accounted for in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and those where the timing and amount of the levy is certain.

4.1.2         New standards, amendments and interpretations not effective and not early adopted by the Company

In December 2014, the IASB amended IAS 1 “Presentation of financial statements” introducing guidelines with regard to the presentation of financial statements. The amendment is effective for annual periods beginning on or after January 1, 2016, with earlier application being permitted. The Company is currently analyzing the impact of the application of such amendment on disclosures.

In September 2014, the IASB published amendments to IFRS that are effective for annual periods beginning on or after January 1, 2016, with earlier application being permitted. The Company is currently analyzing the impact of the application of such amendments. However, it estimates that the application thereof will have no impact on the Company’s financial position or the results of its operations.

IFRS 15 "Revenue from contracts with customers", issued in May 2014 and applicable to annual periods beginning on or after January 1, 2017.  It specifies how and when revenue will be recognized, as well as the additional information the Company is required to present in the financial statements. The standard provides a single, principles based five-step model to be applied to all contracts with customers. The Company is currently analyzing the impact. Nevertheless, it estimates that the application of this standard will have no significant impact on the results of its operations or its financial position.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

IFRS 9 “Financial Instruments”, issued in July 2014. It brings together all the phases of the IASB’s project to replace IAS 39 “Financial Instruments: recognition and measurement”. Such phases are classification and measurement, impairment and hedge accounting. This version incorporates a new expected loss impairment model and some minor changes to the classification and measurement of financial assets. The new standard replaces all the previous versions of IFRS 9 and is effective for periods beginning on or after January 1, 2018. The Company had early adopted the first phase of IFRS 9 at the date of transition to IFRS; however, it has elected not to apply earlier phases 2 and 3 included in this final version.

4.2              Property, plant and equipment

Property, plant and equipment have been valued at acquisition cost, net of the related accumulated depreciation. Depreciation has been calculated by applying the straight-line method over the remaining useful life of the assets, which was determined on the basis of internal engineering studies. Furthermore, in order to improve the disclosure of the account, the Company has made certain changes in the classification of property, plant and equipment based on each technical process.

In accordance with the provisions of IAS 23, borrowing costs in relation to any given asset are to be capitalized when such asset is in the process of production, construction, assembly or completion, and such processes, due to their nature, take long periods of time; those processes are not interrupted; the period of production, construction, assembly or completion does not exceed the technically required period;  the necessary activities to put the asset in condition to be used or sold are not substantially complete; and the asset is not in condition so as to be used in the production or start up of other assets, depending on the purpose pursued with its production, construction, assembly or completion.

Subsequent costs (major maintenance and reconstruction costs) are either included in the value of the assets or recognized as a separate asset, only if it is probable that the future benefits associated with the assets will flow to the Company, being it possible as well that the costs of the assets may be measured reliably and the investment will improve the condition of the asset beyond its original state. The other maintenance and repair expenses are recognized in profit or loss in the year in which they are incurred.

Finally, and in accordance with the concession agreement, the Company may not pledge the assets used in the provision of the public service nor grant any other security interest thereon in favor of third parties, without prejudice to the Company’s right to freely dispose of those assets which in the future may become inadequate or unnecessary for such purpose. This prohibition does not apply in the case of security interests granted over an asset at the time of its acquisition and/or construction as collateral for payment of the purchase and/or installation price.

The residual value and the remaining useful lives of the assets are reviewed and adjusted, if appropriate, at the end of each fiscal year (reporting period).

Land is not depreciated.

Facilities in service: between 30 and 50 years

Furniture, tools and equipment: between 5 and 20 years

Construction in process is valued based on the degree of completion and is recorded at cost less any impairment loss, if applicable.  Cost includes expenses attributable to the construction, including capitalized borrowing costs in accordance with IFRS and the Company’s accounting policies, when they are part of the cost incurred for the purposes of acquisition, construction or production of property, plant and equipment which require considerable time until they are in condition to be used. Borrowing costs are no longer capitalized when the asset has been substantially finished or its development has been suspended. These assets begin to be depreciated when they are in economic condition to be used.

Gains and losses from the sale of property, plant and equipment are calculated by comparing the price collected with the carrying amount of the asset, and are recognized within Other operating expense or Other operating income in the statement of comprehensive (loss) income.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

Impairment test

The Company analyzes the recoverability of its non-current assets on a periodical basis or when events or changes in circumstances indicate that the recoverable amount of assets, which is measured as the value in use at the end of the year, may be impaired. When the carrying amount of an asset is greater than its estimated recoverable amount, the asset’s carrying amount is immediately reduced up to its recoverable amount.

The value in use is determined based on projected and discounted cash flows, using discount rates that reflect the time value of money and the specific risks of the assets considered.

Cash flows are prepared on the basis of estimates concerning the future performance of certain variables that are sensitive to the determination of the recoverable amount, among which the following can be noted: (i) nature, opportunity and modality of electricity rate increases and/or cost adjustment recognition; (ii) demand for electricity projections; (iii) evolution of the costs to be incurred, and; (iv) macroeconomic variables, such as growth rates, inflation rates and foreign currency exchange rates.

The future increase in electricity rates used by the Company to assess the recoverability of its long-lived assets as of December 31, 2014 is based on the rights to which the Company is entitled, as stipulated in the Concession Agreement and the agreements described in Note 2 to these financial statements. Furthermore, the actions taken to maintain and guarantee the provision of the public service, the presentations made before regulatory authorities, the status quo of the discussions that are being held with government representatives, the announcements made by government officials concerning possible changes in the sector’s revenues to restore the economic and financial equation, and certain adopted measures, such as those described in Notes 2.c.III, V and VI to these financial statements, have also been considered. The Company Management estimates that it is reasonable to expect that new increases in revenues will be obtained as from 2016.

In spite of the current economic and financial situation described in Note 1 to these financial statements, the Company has made its projections under the assumption that the electricity rates will be improved according to the circumstances. However, the Company may not ensure that the future performance of the variables used to make its projections will be in line with what it has estimated. Therefore, significant differences may arise in relation to the estimates used and assessments made at the date of preparation of these financial statements.

In order to contemplate the estimation risk contained in the projections of the aforementioned variables, the Company has considered three different probability-weighted scenarios. Although in all of them it is estimated that the Company will succeed in reaching an acceptable agreement with the Government resulting in a gradual tariff increase, the Company has considered different timing and magnitude of an increase in the DAV (Distribution Added Value).

The scenarios that have been considered are the following:

a) Scenario called Pessimistic: in this scenario, the Company assumes modest electricity rate increases as from 2016. CAMMESA’s funding assistance is maintained until 2017, when loans (mutuums) for both the Extraordinary Investment Plan and the salary increases would no longer be received. From 2017 to 2019, real higher past costs (not covered by the CMM) would be recognized, which would allow for the settlement of the accumulated debts with CAMMESA for energy purchases. Probability of occurrence assigned 20%.

b) Scenario called Intermediate: in this case, the Company assumes reasonable electricity rate increases as from 2016 as a result of the definitive implementation of an RTI. CAMMESA’s funding assistance is maintained until 2017, when loans (mutuums) for both the Extraordinary Investment Plan and the salary increases would no longer be received and the debts for energy purchases generated as from that time would begin to be fully settled. In 2017, real higher past costs (not covered by the CMM) would be recognized, which would allow for the settlement of both the accumulated debts with CAMMESA for energy purchases and the balances of the loans (mutuums) for the Extraordinary Investment Plan and the salary increases recorded up to that time. Probability of occurrence assigned 65%.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

c) Scenario called Optimistic: in this case, the Company assumes an increase of its remuneration, in addition to the one recognized in the Intermediate scenario, as a result of the definitive implementation of an RTI, assuming an electricity rate schedule in line with the Company’s expectations. CAMMESA’s funding assistance is maintained until 2017, when loans (mutuums) for both the Extraordinary Investment Plan and the salary increases would no longer be received and the debts for energy purchases generated as from that time would begin to be fully settled. In 2017, real higher past costs (not covered by the CMM) would be recognized, which would allow for the settlement of both the accumulated debts with CAMMESA for energy purchases and the balances of the loans (mutuums) for the Extraordinary Investment Plan and the salary increases recorded up to that time. Probability of occurrence assigned 15%.

The Company has assigned to these three scenarios the previously described percentages of probability of occurrence based mainly on the experience with past delays in the tariff renegotiation process, the present economic and financial situation, the status quo of the conversations that are being held with the Federal Government and the need to maintain the public service, object of the concession, in operation.

An after tax discount rate (WACC) in pesos stated in nominal terms of 24.5% has been used in all the scenarios.

Sensitivity analysis:

The main factors that could result in impairment charges in future periods are: i) a distortion in the nature, opportunity and modality of the electricity rate increases and recognition of cost adjustments, and ii) the development of the costs to be incurred. These factors have been taken into account in the aforementioned weight of scenarios. Due to the inherent uncertainty involved in these assumptions, the Company estimates that any sensitivity analysis that considers changes in any of them considered individually could lead to distorting conclusions.

Based on the conclusions previously mentioned, the valuation of property, plant and equipment, taken as a whole, does not exceed its recoverable value, which is measured as the value in use as of December 31, 2014.

4.3              Interests in joint ventures

The Company has early adopted the application of IFRS 11 as from January 1, 2011, the main concepts of which are as follow:

                                 i.            A joint arrangement takes place among two or more parties when they have joint control: joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

                               ii.            A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Such parties are called joint venturers.

                              iii.            A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. These parties are called joint operators.

The Company accounts for its investment in joint ventures in accordance with the equity method. Under this method, the interest is initially recognized at cost and subsequently adjusted by recognizing the Company’s share in the profit or loss obtained by the joint venture, after acquisition date. The Company recognizes in profit or loss its share of the joint venture’s profit or loss and in other comprehensive income its share of the joint venture’s other comprehensive income.

When the Company carries out transactions in the joint ventures, the unrealized gains and losses are eliminated in accordance with the percentage interest held by the Company in the jointly controlled entity.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

The accounting policies of joint ventures have been modified, if applicable, to guarantee consistency with the policies adopted by the Company.

4.4              Revenue recognition

a.         Revenue from sales

Revenue is measured at the fair value of the consideration collected or to be collected, taking into account the estimated amount of any discount, thus determining the net amounts.

Revenue from the electricity provided by the Company to low-income areas and shantytowns is recognized to the extent that the Framework Agreement has been renewed for the period in which the service was rendered.

Revenue from operations is recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes both the electricity supplied, whether billed or unbilled at the end of each year, which has been valued on the basis of applicable tariffs, and the charges resulting from the application of Resolution 347/12 (Note 2.c.V).

The Company also recognizes revenue from other concepts included in distribution services, such as new connections, reconnections, rights of use on poles, transportation of electricity to other distribution companies, etc.

The aforementioned revenue from operations was recognized when all of the following conditions were met:

1.        the entity transferred to the buyer the significant risks and rewards;

2.       the amount of revenue was measured reliably;

3.       it is probable that the economic benefits associated with the transaction will flow to the entity;

4.       the costs incurred or to be incurred, in respect of the transaction, were measured reliably.

b.         Interest income

Interest income is recognized by applying the effective interest rate method. Interest income is recorded in the accounting on a time basis by reference to the principal amount outstanding and the applicable effective rate.

Interest income is recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of the transaction can be measured reliably.

4.5               Segment information

Management has determined the operating segments based on the reports reviewed by the Board of Directors and used for making strategic decisions. Given the fact that the aggregation criteria established by IFRS 8 “Operating Segments” are met, the Company has one single reportable segment.

The Company manages its operating segment considering the net result. Due to the fact that the Company has one single reportable segment, segment information is consistent wit the information presented in the statement of income.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

4.6              Effects of the changes in foreign currency exchange rates

a.         Functional and presentation currency

The information included in the financial statements is measured using the Company’s functional currency, which is the currency of the main economic environment in which the entity operates. The financial statements are measured in pesos (legal currency in Argentina), which is also the presentation currency.

b.         Transactions and balances

Foreign currency denominated transactions and balances are translated into the functional and presentation currency using the rates of exchange prevailing at the date of the transactions or revaluation, respectively. The gains and losses generated by foreign currency exchange differences resulting from each transaction and from the translation of monetary items valued in foreign currency at the end of the year are recognized in the statement of income, except for the amounts that are capitalized.

The foreign currency exchange rates used are: the bid price for monetary assets, the offer price for monetary liabilities, the average exchange rate at the end of the year for balances with related parties and the specific exchange rate for foreign currency denominated transactions.

4.7               Trade and other receivables

a.          Trade receivables

The receivables arising from services billed to customers but not collected as well as those arising from services rendered but unbilled at the closing date of each financial year are recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

The receivables from electricity supplied to low-income areas and shantytowns are recognized, also in line with revenue, when the Framework Agreement has been renewed for the period in which the service was provided.

The amounts thus determined are net of an allowance for the impairment of receivables. Any debt arising from the bills for electricity consumption that remain unpaid 13 working days after their due dates for small-demand (tariff 1) customers and 7 working days after due date for medium and large-demand (tariff 2 and 3) customers is considered a default balance. The uncollectibility rate is determined for each customer category based on the historical comparison of the balances that were written off as an expense against the default balances of each customer group.

 Additionally, and faced with temporary and/or exceptional situations, the Company Management may redefine the amount of the allowance, specifying and supporting the criteria used in all the cases.

b.         Other receivables

Other receivables are initially recognized at fair value (generally the original billing/settlement amount) and subsequently measured at amortized cost, using the effective interest rate method, and when significant, adjusted by the time value of money. The Company records impairment allowances when there is objective evidence that the Company will not be able to collect all the amounts owed to it in accordance with the original terms of the receivables.

The CMM amounts receivable, as well as the related income, are recognized to the extent that they have been approved by the ENRE and recognized by the Energy Secretariat by means of a Note or Resolution.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

4.8              Inventories

Inventories are valued at the lower of acquisition cost and net realizable value.

They are valued based on the purchase price, import duties (if applicable), and other taxes (that are not subsequently recovered by tax authorities), transport, warehouse and other costs directly attributable to the acquisition of those assets.

Cost is determined by applying the weighted average price (WAP) method.

The Company has classified inventories into current and non-current depending on whether they will be used for maintenance or capital expenditures and on the period in which they are expected to be used. The non-current portion of inventories has been disclosed in the “Property, plant and equipment” account.

The valuation of inventories, taken as a whole, does not exceed their recoverable value at the end of each year.

4.9              Financial assets

The Company has adopted phase 1 of IFRS 9 as from the date of transition.

4.9.1         Classification

The Company classifies financial assets into the following categories: those measured at amortized cost and those subsequently measured at fair value. This classification depends on whether the financial asset is an investment in a debt or an equity instrument. In order for a financial asset to be measured at amortized cost, the two conditions described below must be met. All other financial assets are measured at fair value. IFRS 9 requires that all investments in equity instruments be measured at fair value.

a.         Financial assets at amortized cost

Financial assets are measured at amortized cost if the following conditions are met:

                            i.            the objective of the Company’s business model is to hold the assets to collect the contractual cash flows; and

                           ii.            the contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on principal.

b.         Financial assets at fair value

If any of the above-detailed conditions is not met, financial assets are measured at fair value through profit or loss.

All investments in equity instruments are measured at fair value. For those investments that are not held for trading, the Company may irrevocably elect at the time of their initial recognition to present the changes in the fair value in other comprehensive income. The Company’s decision was to recognize the changes in fair value in profit or loss.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

4.9.2        Recognition and measurement

The regular way purchase or sale of financial assets is recognized on the trade date, i.e. the date on which the Company agrees to acquire or sell the asset. Financial assets are derecognized when the rights to receive the cash flows from the investments have expired or been transferred and the Company has transferred substantially all the risks and rewards of the ownership of the assets.

Financial assets are initially recognized at fair value plus, in the case of financial assets not measured at fair value through profit or loss, transaction costs that are directly attributable to the acquisition thereof.

The gains or losses generated by investments in debt instruments that are subsequently measured at fair value and are not part of a hedging transaction are recognized in profit or loss. Those generated by investments in debt instruments that are subsequently measured at amortized cost and are not part of a hedging transaction are recognized in profit or loss when the financial asset is derecognized or impaired and by means of the amortization process using the effective interest rate method.

The Company subsequently measures all the investments in equity instruments at fair value. When it elects to present the changes in fair value in other comprehensive income, such changes cannot be reclassified to profit or loss. Dividends arising from these investments are recognized in profit or loss to the extent that they represent a return on the investment.

The Company reclassifies financial assets if and only if its business model to manage financial assets is changed.

4.9.3        Impairment of financial assets

At the end of each reporting period, the Company assesses whether there is objective evidence that the value of a financial asset or group of financial assets measured at amortized cost is impaired. The value of a financial asset or group of financial assets is impaired, and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”), and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably measured.

Impairment tests may include evidence that the debtors or group of debtors are undergoing significant financial difficulties, have defaulted on interest or principal payments or made them after they had come due, the probability that they will enter bankruptcy or other financial reorganization, and when observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in payment terms or in the economic conditions that correlate with defaults.

In the case of financial assets measured at amortized cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced and the amount of the impairment loss is recognized in the statement of income.

4.9.4        Offsetting of financial instruments

Financial assets and liabilities are offset, and the net amount reported in the statement of financial position, when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

4.10           Derivative financial instruments

Derivative financial instruments are initially recognized at fair value on the date on which the respective contract is signed. Subsequently to the initial recognition, they are remeasured at their fair value. The method for recognizing the resulting loss or gain depends on whether the derivative has been designated as a hedging instrument and, if that is the case, on the nature of the item being hedged. As of December 31, 2014 and 2013, the economic impact of these transactions has been recorded in the Other financial expense account of the Statement of comprehensive (loss) income.

“Derivative financial instruments” have been valued in accordance with the provisions of IFRS 9.

On September 30, 2014, with the aim of hedging the currency risk associated with the payment of the next interest coupon, the Company entered into futures contracts to buy US dollars for a nominal value of USD 9.4 million, at the average rate of exchange of 9.977 pesos per US dollar, expiring in April 2015.

Those contracts are secured for a value of $ 9.4 million and a hedge of the loss on exchange rate variations for $ 5.9 million, disclosed in the Derivative financial instruments account.

As of December 31, 2014, the economic impact of these transactions resulted in a loss of $ 5.9 million, which has been recorded in the Other financial expense account of the Statement of Comprehensive (Loss) Income.

4.11            Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less from their acquisition date, with significant low risk of change in value.

•         Cash and banks in local currency: at nominal value.

•         Cash and banks in foreign currency: at the exchange rates in effect at the end of each year.

•         Time deposits, which include the portion of interest income accrued through the end of each year.

•         Money market funds, which have been valued at the prevailing market price at the end of each year. Those that do not qualify as cash equivalents are disclosed in the Financial assets account at fair value through profit or loss.

4.12           Equity

Changes in this account have been accounted for in accordance with the corresponding legal or statutory regulations and the decisions adopted by the shareholders’ meetings.

a.         Share capital

Share capital represents issued capital, which is comprised of the contributions committed and/or made by the shareholders, represented by shares, including outstanding shares at nominal value.

b.         Treasury stock

The Treasury stock account represents the nominal value of the Company’s own shares acquired by the Company.

c.          Other comprehensive loss

Represents recognition, at the end of the year, of the actuarial gains (losses) associated with the Company’s employee benefit plans.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

d.         Retained earnings / Accumulated deficit

Retained earnings / accumulated deficit are comprised of profits or accumulated losses with no specific appropriation. When positive, they may be distributed, if so decided by the Shareholders’ Meeting, to the extent that they are not subject to legal restrictions. Retained earnings / accumulated deficit are comprised of previous year results that have not been distributed, amounts transferred from other comprehensive income and prior year adjustments due to the application of accounting standards.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

4.13           Trade and other payables

a.       Trade payables

Trade payables are payment obligations with suppliers for the purchase of goods and services in the ordinary course of business. Trade payables are classified as current liabilities if payments fall due within one year or in a shorter period of time. Otherwise, they are classified as non-current liabilities.

Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

b.      Customer deposits

Customer deposits are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

In accordance with the Concession Agreement, the Company is allowed to receive customer deposits in the following cases:

                          i.When the power supply is requested and the user is unable to provide evidence of his legal ownership of the premises;

                        ii.When service has been suspended more than once in one-year period;

                       iii.When the power supply is reconnected and the Company is able to verify the illegal use of the service (fraud).

                       iv.When the customer is undergoing liquidated bankruptcy or reorganization proceedings.

The Company has decided not to request customer deposits from residential tariff customers.

Customer deposits may be either paid in cash or through the customer’s bill and accrue monthly interest at a specific rate of Banco de la Nación Argentina for each customer category.

When the conditions for which the Company is allowed to receive customer deposits no longer exist, the principal amount plus any interest accrued thereon are credited to the customer’s account after deducting, if appropriate, any amounts receivable which the Company has with the customer.

c.       Customer contributions

Refundable:

The Company receives assets or facilities (or the cash necessary to acquire or built them) from certain customers for services to be provided, based on individual agreements and the provisions of ENRE Resolution 215/2012. These contributions are initially recognized as trade payables at fair value against Property, plant and equipment, and are subsequently measured at amortized cost using the effective interest rate method.

d.      Other payables

The recorded liabilities represent, mainly, the obligations relating to the Program for the Rational Use of Electric Power (PUREE), loans (mutuums) with CAMMESA (Note 2.c.VI), debt with FOCEDE (Note 2.c.V), and the penalties imposed by the ENRE (Note 2.e), which the Company Management estimates will be paid in the future, and are the best estimate, as of the date of these financial statements, of the settlement value of the present obligation.

The balances of ENRE Penalties and Discounts are adjusted in accordance with the regulatory framework applicable thereto, whereas the balances of the loans (mutuums) are adjusted by a rate equivalent to the monthly average yield obtained by CAMMESA from its short-term investments.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

4.14           Borrowings

Borrowings are initially recognized at fair value, net of direct costs incurred in the transaction. Subsequently, they are measured at amortized cost; any difference between the funds obtained (net of direct costs incurred in the transaction) and the amount to be paid at maturity is recognized in profit or loss during the term of the borrowings using the effective interest rate method.

4.15            Deferred revenue

Non-refundable customer contributions: The Company receives assets or facilities (or the cash necessary to acquire or built them) from certain customers for services to be provided, based on individual agreements. In accordance with IFRIC 18, the assets received are recognized by the Company as Property, plant and equipment against in deferred revenue, the accrual of which depends on the nature of the identifiable services, in accordance with the following:

•       Customer connection to the network: revenue is accrued until such connection is completed;

•       Continuous provision of the electric power supply service: throughout the shorter of the useful life of the asset and the term for the provision of the service.

4.16           Employee benefits

Benefit plans

The Company operates various benefit plans. Usually, benefit plans establish the amount of the benefit the employee will receive at the time of retirement, generally based on one or more factors such as age, years of service and salary.

The liability recognized in the statement of financial position in respect of benefit plans is the present value of the benefit plan obligation at the closing date of the year, together with the adjustments for past service costs and actuarial gains or losses. The benefit plan obligation is calculated annually by independent actuaries in accordance with the projected unit credit method. The present value of the benefit plan obligation is determined by discounting the estimated future cash outflows using actuarial assumptions about demographic and financial variables that affect the determination of the amount of such benefits. The benefit plans are not funded.

The group’s accounting policy for benefit plans is as follow:

a.       Past service costs are recognized immediately in profit or loss, unless the changes to the benefit plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, past service costs are amortized on a straight-line basis over the vesting period.

b.      Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in other comprehensive income in the period in which they arise.

4.17            Income tax and minimum national income tax

a.       Deferred income tax

The income tax is recognized in profit or loss, other comprehensive income or in equity depending on the items from which it originates.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

The deferred tax is recognized, in accordance with the liability method, on the temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the statement of financial position. However, no deferred tax liability is recognized if such difference arises from the initial recognition of goodwill, or from the initial recognition of an asset or liability other than in a business combination, which at the time of the transaction affected neither the accounting nor the taxable profit.

The deferred tax is determined using the tax rate that is in effect at the date of the financial statements and is expected to apply when the deferred tax assets are realized or the deferred tax liabilities are settled.

Deferred tax assets and liabilities are offset if the Company has a legally enforceable right to offset recognized amounts and when deferred tax assets and liabilities relate to income tax levied by the same tax authority on the same taxable entity. Deferred tax assets and liabilities are stated at their undiscounted value.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

b.      Minimum national income tax

The Company determines the minimum national income tax by applying the current rate of 1% on its taxable assets at year-end. The minimum national income tax and the income tax complement each other. The Company’s tax obligation for each year will be equal to the higher of these taxes. However, should the minimum national income tax exceed income tax in any given fiscal year, such excess may be computed as a payment on account of any excess of income tax that may arise in any of the ten subsequent fiscal years.

Minimum national income tax assets and liabilities have not been discounted.

The Company has recognized the minimum national income tax accrued in the year and paid in previous years as a receivable, as it estimates that in future fiscal years it may be computed as a payment on account of the income tax.

4.18           Assignments of use

The assignments of use in which a significant portion of the risks and rewards of ownership is retained by the assignor are classified as operating. At present, the Company only has assignment of use contracts that are classified as operating.

a.     As assignee

The payments with respect to operating assignments of use are recognized as operating expenses in the statement of comprehensive (loss) income on a straight-line basis throughout the term of the assignment.

b.    As assignor

The assignments of use in which the Company does not transfer substantially all the risks and rewards of the ownership of the asset are classified as operating assignments of use.

The collections with respect to operating assignments of use are recognized as income in the statement of comprehensive (loss) income on a straight-line basis throughout the term of the assignment.

4.19           Provisions and contingencies

Provisions have been recognized in those cases in which the Company is faced with a present obligation, whether legal or constructive, that has arisen as a result of a past event, whose settlement is expected to result in an outflow of resources, and the amount can be estimated reliably.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

The amount recognized as provisions was the best estimate of the expenditure required to settle the present obligation, at the end of the reporting year, taking into account the corresponding risks and uncertainties. When a provision is measured using the estimated cash flow to settle the present obligation, the carrying amount represents the present value of such cash flow. This present value is obtained by applying a pre-tax discount rate that reflects market conditions, the time value of money and the specific risks of the obligation.

The provisions included in liabilities have been recorded to face contingent situations that could result in future payment obligations. To estimate the amount of provisions and the likelihood of an outflow of resources, the opinion of the Company legal advisors has been taken into account.

4.20          Balances with related parties

Receivables and payables with related parties are initially recognized at fair value and subsequently measured at amortized cost in accordance with the terms agreed upon by the parties involved.

4.21           Higher costs recognition

The recognition of higher costs (Note 2.c.III) not transferred to the tariff falls within the scope of IAS 20 inasmuch as it implies a compensation for the expenses incurred by the Company in the past.

Their recognition is made at fair value when there is reasonable assurance that they will be collected and the conditions attached thereto have been complied with, to the extent that they have been approved by the ENRE (Note 2.c.III) and recognized by the Energy Secretariat by means of a Note or Resolution.

Such concept has been disclosed in the “Higher Costs Recognition - SE Resolution 250/13 and subsequent Notes” line item of the Statement of Comprehensive (Loss) Income as of December 31, 2014, recognizing the related tax effects. There are no unfulfilled conditions or any other related contingencies.

5.                   Financial risk management

5.1                Financial risk factors

The Company’s activities and the market in which it operates expose it to a series of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

The management of the financial risk is part of the Company’s overall policies, which focus on the unpredictability of the financial markets and seek to minimize potential adverse effects on its financial performance. Financial risks are the risks derived from the financial instruments to which the Company is exposed during or at the end of each year. The Company uses derivative instruments to hedge exposure to certain risks whenever it deems appropriate in accordance with its internal risk management policy.

Risk management is controlled by the Finance and Control Department, which identifies, evaluates and hedges financial risks. Risk management policies and systems are periodically reviewed so that they can reflect the changes in the market’s conditions and the Company’s activities.

This section includes a description of the main risks and uncertainties that could have a material adverse effect on the Company’s strategy, performance, results of operations and financial position.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

a.              Market risks

                              i.               Currency risk

Currency risk is the risk of fluctuation in the fair value or future cash flows of a financial instrument due to changes in foreign currency exchange rates. The Company’s exposure to currency risk relates to the collection of its revenue in pesos, in conformity with regulated electricity rates that are not indexed in relation to the US dollar, whereas a significant portion of its existing financial liabilities is denominated in US dollars. Therefore, the Company is exposed to the risk of a loss resulting from a devaluation of the peso. The Company may hedge its currency risk trying to enter into currency futures (forwards). Nevertheless, at the date of issuance of these financial statements, it has not been able to hedge its exposure to the US dollar under terms it may consider viable.

If the Company continued to be unable to effectively hedge all or a significant part of its exposure to currency risk, any devaluation of the peso could significantly increase its debt service burden, which, in turn, could have a substantial adverse effect on its financial and cash position (including its ability to repay its Corporate Notes) and the results of its operations. The exchange rates used as of December 31, 2014 and 2013 are $ 8.551 and $ 6.521 per US dollar, respectively.

As of December 31, 2014 and 2013, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 12.31.2014	Total 12.31.2013

ASSETS
NON-CURRENT ASSETS
Other receivables	USD	332	8.451	2,807	2,150
TOTAL NON-CURRENT ASSETS		332		2,807	2,150
CURRENT ASSETS
Other receivables	USD	-	8.451	-	3,793
	EUR	-	10.265	-	374
Financial assets at fair value through profit or loss	USD	3,077	8.451	26,002	74,338
Cash and cash equivalents	USD	756	8.451	6,392	23,977
	EUR	14	10.265	148	171
TOTAL CURRENT ASSETS		3,847		32,542	102,653
TOTAL ASSETS		4,179		35,349	104,803

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	186,930	8.551	1,598,442	1,309,949
TOTAL NON-CURRENT LIABILITIES		186,930		1,598,442	1,309,949
CURRENT LIABILITIES
Trade payables	USD	8,947	8.551	76,502	111,795
	EUR	1,927	10.407	20,053	2,015
	CHF	30	8.653	262	223
	NOK	68	1.156	79	74
Borrowings	USD	3,972	8.551	33,961	40,153
TOTAL CURRENT LIABILITIES		14,944		130,857	154,260
TOTAL LIABILITIES		201,874		1,729,299	1,464,209

(1)       The Exchange rates used are those of Banco Nación in effect as of December 31, 2014 for US Dollars (USD), Euros (EUR), Swiss Francs (CHF) and Norwegian Krones (NOK). An average exchange rate is used for the balances with related parties.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

The table below shows the Company’s exposure to currency risk resulting from the financial assets and liabilities denominated in a currency other than the Company’s functional currency.

	12.31.14	12.31.13
Net position Assets/(Liabilities)
US dollar	(1,673,704)	(1,357,639)
Euro	(19,905)	(1,470)
Norwegian krone	(79)	(74)
Swiss franc	(262)	(223)
Total	(1,693,950)	(1,359,406)

The Company estimates that a 10% devaluation of the Argentine peso with respect to the foreign currency, with all the other variables remaining constant, would give rise to the following decrease in the results of operations for the year:

	12.31.14	12.31.13
Net position Assets/(Liabilities)
US dollar	(167,370)	(135,764)
Euro	(1,991)	(147)
Norwegian krone	(8)	(7)
Swiss franc	(26)	(22)
Decrease in the results of operations for the year	(169,395)	(135,940)

                             ii.               Price risk

The Company’s investments in listed equity instruments are susceptible to market price risk arising from the uncertainties concerning the future value of these instruments. Due to the low significance of the investments in equity instruments in relation to the net Asset/Liability position, the Company is not significantly exposed to the referred instruments price risk.

Furthermore, the Company is not exposed to the commodities price risk.

                           iii.               Interest rate risk

Interest rate risk is the risk of fluctuation in the fair value or cash flows of an instrument due to changes in market interest rates. The Company’s exposure to interest rate risk arises mainly from its long-term debt obligations.

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of December 31, 2014 and 2013 100% of the borrowings were obtained at fixed interest rates. The Company’s policy is to keep the higher percentage of its indebtedness in instruments that accrue interest at fixed rates.

The Company analyzes its exposure to interest rate risk in a dynamic manner. Several scenarios are simulated taking into account the positions with respect to refinancing, renewal of current positions, alternative financing and hedging. Based on these scenarios, the Company calculates the impact on profit or loss of a specific change in interest rates. In each simulation, the same interest rate fluctuation is used for all the currencies. Scenarios are only simulated for liabilities that represent the most relevant interest-bearing positions.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

The table below shows the breakdown of the Company’s loans according to interest rate and the currency in which they are denominated:

	12.31.14	12.31.13
Fixed rate:
Argentine peso	-	430
US dollar	1,632,403	1,350,102
Subtotal loans at fixed rates	1,632,403	1,350,532
Total loans	1,632,403	1,350,532

Due to the fact that all the borrowings accrued interest at a fixed rate, and, also, that none of the Company’s indebtedness is valued at fair value, there is no interest rate sensitivity impact.

b.             Credit risk

Credit risk is the risk of a financial loss as a consequence of a counterparty’s failure to comply with the obligations assumed in a financial instrument or commercial contract. The Company’s exposure to credit risk results from its operating (particularly from its commercial receivables) and financial activities, including deposits in financial entities and other instruments.

Credit risk arises from cash and cash equivalents, deposits with banks and financial entities and derivative financial instruments, as well as from credit exposure to customers, included in outstanding balances of accounts receivable and committed transactions.

With regard to banks and financial entities, only those with high credit quality are accepted.

With regard to customers, if no independent credit risk ratings are available, the Finance Department evaluates the customers’ credit quality, past experience and other factors.

Individual credit limits are established in accordance with the limits set by the Company CEO, on the basis of the internal or external ratings approved by the Finance and Control Department.

At each year-end, the Company analyzes whether the recording of an impairment is necessary. As of December 31, 2014 and 2013, default accounts receivable totaled approximately $ 229.3 million and $ 177.5 million, respectively.  As of December 31, 2014 and 2013, the financial statements included allowances for $ 84.6 million and $ 73.2 million, respectively. The inability to collect the accounts receivable in the future could have an adverse effect on the Company’s results of operations and its financial position, which, in turn, could have an adverse effect on the Company’s ability to repay borrowings, including payment of the Corporate Notes.

The balances of the bills for electricity consumption that remain unpaid 13 and 7 working days after the bills’ due dates for small-demand (tariff 1) and medium and large-demand (tariff 2 and 3) customers, respectively are considered default trade receivables. Additionally, the amounts relating to the Framework Agreement are not considered within default balances.

The Company’s maximum exposure to credit risk is based on the book value of each financial asset in the financial statements, after deducting the corresponding allowances.

c.              Liquidity risk

The Company monitors the risk of a deficit in cash flows on a periodical basis. The Finance Department supervises the updated projections of the Company’s liquidity requirements in order to ensure that there is enough cash to meet its operational needs, permanently maintaining sufficient margin for undrawn credit lines so that the Company does not fail to comply with the indebtedness limits or covenants, if applicable, of any line of credit. Such projections give consideration to the Company’s debt financing plans, compliance with covenants, with internal balance sheet financial ratios objectives and, if applicable, with external regulations and legal requirements, such as, restrictions on the use of foreign currency.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

Cash surpluses held by the Company and the balances in excess of the amounts required to manage working capital are invested in Money Market Funds and/or time deposits that accrue interest, currency deposits and securities, choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient margin as determined in the aforementioned projections. As of December 31, 2014 and 2013, the Company’s current financial assets at fair value amounts to $ 254.4 million and $ 216.4 million, respectively, which are expected to generate immediate cash inflows to manage the liquidity risk.

The table below includes an analysis of the Company’s non-derivative financial assets and liabilities and derivative financial instruments, which have been classified into maturity groupings based on the remaining period between the statement of financial position date and the contractual maturity date. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for an understanding of the timing of the cash flows. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than 3 months	From 3 months to 1 year	From 1 to 2 years	From 2 to 5 years	More than 5 years	Total
As of December 31, 2014
Trade and other payables	3,278,287	120,587	129,233	207,515	-	3,735,622
Borrowings	-	102,202	102,202	406,315	1,775,152	2,385,871
Derivative financial instruments	-	5,895	-	-	-	5,895
Total	3,278,287	228,684	231,435	613,830	1,775,152	6,127,388

As of December 31, 2013
Trade and other payables	2,347,975	161,513	110,794	110,002	-	2,730,284
Borrowings	-	181,337	181,337	688,517	2,343,519	3,394,710
Total	2,347,975	342,850	292,131	798,519	2,343,519	6,124,994

Should the conditions existing at the date of these financial statements continue, the Board of Directors believes that cash flows and operating results for the next year, and financial ratios, will continue to be negative. Furthermore, given the fact that the realization of the projected measures to revert the negative trend manifested in the fiscal year being reported depends, among other factors, on the occurrence of certain events that are not under the Company’s control, such as the requested electricity rate increases, the Board of Directors has raised substantial doubt about the Company’s ability to continue as a going concern in the term of the next fiscal year, being obliged to defer certain payment obligations.

5.2               Concentration risk factors

a.       Related to customers

The Company’s receivables derive primarily from the sale of electric power.

No single customer accounted for more than 10% of sales for the years ended December 31, 2014 and 2013. The collectibility of trade receivables balances related to the Framework Agreement, which amount to $ 75.8 million and $ 56.9 million as of December 31, 2014 and 2013, respectively, as disclosed in Note 2 – Framework Agreement -is subject to compliance with the terms of such agreement.

b.      Related to employees who are union members

On May 28 and October 16, 2014, the Secretariat of Labor (ST) issued ST Resolutions 836/14 and 1928/14 whereby the following is established:

•         A salary increase for Company employees who are represented by the Sindicato de Luz y Fuerza de Capital Federal (Electric Light and Power Labor Union of the City of Buenos Aires -LyF-) and the Asociación del Personal Superior de Empresas de Energía (Association of Supervisory Personnel of Energy Companies -APSEE-) of 15% from May 1, 2014 and of a cumulative 10% from July 1, 2014.

•         An increase, from May 1, 2014, of the percentage relating to employee seniority, which will amount to 2.12% of the basic salary, per year of seniority.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

•         A 10% to 18% increase, from May 1, 2014, of the percentage relating to the non-calendar week modality of work.

The aforementioned Resolution applies also to the contractors whose employees are included in the collective bargaining agreements of the above-mentioned union/association.

5.3               Capital risk management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern and to maintain an optimal capital structure to reduce the cost of capital.

Consistent with others in the industry, the Company monitors its capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total liabilities (current and non-current) less cash and cash equivalents. Total capital is calculated as equity attributable to the owners as shown in the statement of financial position plus net debt.

As of December 31, 2014 and 2013, gearing ratios were as follow:

	12.31.14	12.31.13
Total liabilities	8,245,068	6,081,794
Less: cash and cash equivalents	(179,080)	(243,473)
Net debt	8,065,988	5,838,321
Total Equity	385,001	1,176,302
Total capital attributable to owners	8,450,989	7,014,623
Gearing ratio	95.44%	83.23%

See Note 16.

5.4               Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used to carry out such measurements. The fair value hierarchy has the following levels:

•         Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•         Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from the prices).

•         Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

The table below shows the Company’s financial assets measured at fair value as of December 31, 2014 and 2013:

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
At December 31, 2014
Assets
Cash and cash equivalents - Money market funds	135,537	-	-	135,537
Financial assets at fair value through profit or loss:
Government bonds	21,150	-	-	21,150
Money market funds	233,297	-	-	233,297
Total assets	389,984	-	-	389,984

Liabilities
Derivative financial instruments	-	5,895	-	5,895
Total liabilities	-	5,895	-	5,895
At December 31, 2013
Assets
Cash and cash equivalents - Money market funds	219,887	-	-	219,887
Financial assets at fair value through profit or loss:
Government bonds	14,256	-	-	14,256
Government bonds - AESEBA trust	99,523	-	-	99,523
Money market funds	102,655	-	-	102,655
Total assets	436,321	-	-	436,321

The value of the financial instruments negotiated in active markets is based on the market quoted prices on the date of the statement of financial position. A market is considered active when the quoted prices are regularly available through a stock exchange, broker, sector-specific institution or regulatory body, and those prices reflect regular and current market transactions between parties that act in conditions of mutual independence. The market quotation price used for the financial assets held by the Company is the current offer price. These instruments are included in level 1.

The fair value of financial instruments that are not negotiated in active markets is determined using valuation techniques. These valuation techniques maximize the use of market observable information, when available, and rely as little as possible on specific estimates of the Company. If all significant variables to establish the fair value of a financial instrument can be observed, the instrument is included in level 2. These derivative financial instruments arise from the variation between the market prices at year-end or sale and the time of negotiation.

If one or more variables used to determine the fair value cannot be observed in the market, the financial instrument is included in level 3. There are no financial instruments that are to be included in level 3.

6.                  Critical accounting estimates and judgments

The preparation of the financial statements requires the Company management to make estimates and assessments concerning the future, exercise critical judgments and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are permanently evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these financial statements.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

The estimates that have a significant risk of causing adjustments to the carrying amounts of assets and liabilities within the next fiscal year are detailed below:

a.        Allowances for the impairment of receivables

The Company is exposed to impairment losses of receivables. Management estimates the final collectibility of accounts receivable.

The allowance for the impairment of accounts receivable is assessed based on the historical level of both the balances written off as an expense and the default balances. Additionally, the Company Management records an allowance applying an uncollectibility rate for each customer category, tariff, customers included in the Framework Agreement, not included in the Framework Agreement, to the default balances of the reporting period.

b.       Revenue recognition

Revenue is recognized on an accrual basis upon delivery to customers, which includes the estimated amount of unbilled distribution of electricity at the end of each year. We consider our accounting policy for the recognition of estimated revenue critical because it depends on the amount of electricity effectively delivered to customers which is valued on the basis of applicable tariffs. Unbilled revenue is classified as current trade receivables.

c.        Impairment of long-lived assets

Long-lived assets are tested for impairment at the lowest disaggregation level at which independent cash flows can be identified (cash generating units, or CGU).

For fiscal year 2013, the Company’s subsidiaries constitute a cash generating unit as they have a concession area for the distribution of electricity. Consequently, each subsidiary represents the lowest asset disaggregation level that generates independent cash flows.

The Company analyzes the recoverability of its non-current assets as described in the Impairment test (Note 4.2).

Based on the aforementioned, the Company determined that the valuation of property, plant and equipment, taken as a whole, does not exceed its recoverable amount as of December 31, 2014.

d.        Current and deferred income tax/ Minimum national income tax

In order to determine the income tax provision, it is necessary to make estimates inasmuch as the Company will have to evaluate, on an ongoing basis, the positions taken in tax returns in respect of those situations in which the applicable tax legislation is subject to interpretation. Whenever necessary, the Company is required to make provisions based on the amount expected to be paid to the tax authorities.

When the final taxable result differs from the amounts initially recognized in the provision as a consequence of estimates, such differences will affect both income tax and the determination of deferred tax assets and liabilities.

A significant degree of judgment is required to determine the income tax provision. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for eventual tax claims based on estimates of whether additional taxes will be due in the future. When the final tax outcome of these matters differs from the amounts initially recognized, such differences will impact on current and deferred income tax assets and liabilities in the period in which such determination is made.

Deferred tax assets are reviewed at each reporting date and reduced in accordance with the low probability that the sufficient taxable base will be available to allow for the total or partial recovery of these assets. Deferred tax assets and liabilities are not discounted. In assessing the realization of deferred tax assets, management considers that it is likely that a portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income in the periods in which these temporary differences become deductible. To make this assessment, Management takes into consideration the scheduled reversal of deferred tax liabilities, the projections of future taxable income and tax planning strategies.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

e.        Going concern

These financial statements have been prepared in accordance with the accounting principles applicable to a going concern, assuming that the Company will continue to operate normally. Therefore, they do not include the effects of the adjustments or reclassifications, if there were any, that might be necessary to make if the situation described in Note 1 is not resolved.

f.         Benefit plans

The liability recognized by the Company is the best estimate of the present value of the cash flows representing the benefit plan obligation at the closing date of the year together with the adjustments for past service costs and actuarial losses. Cash flows are discounted using a rate that contemplates actuarial assumptions about demographic and financial conditions that affect the determination of benefit plans. Such estimate is based on actuarial calculations made by independent professionals in accordance with the projected unit credit method.

g.        ENRE penalties and discounts

The Company considers its accounting policy for the recognition of ENRE penalties and discounts critical because it depends on penalizable events, which are valued on the basis of management best estimate, at the date of these financial statements, of the expenditure required to settle the present obligation. The balances of ENRE penalties and discounts are adjusted in accordance with the regulatory framework applicable thereto.

h.       Contingencies and provisions for lawsuits

The Company is a party to several complaints, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or compensation. The Company’s potential liability with respect to such claims, lawsuits and legal proceedings may not be accurately estimated. Management, with the assistance of its legal advisors (attorneys), periodically analyzes the status of each significant lawsuit and evaluates the Company’s potential financial exposure.  If the loss deriving from a complaint or legal proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded.

Provisions for contingent losses represent a reasonable estimate of the losses that will be incurred, based on the information available to Management at the date of the financial statements preparation, taking into account the Company’s litigation and settlement strategies. These estimates are mainly made with the help of legal advisors. However, if the Management’s estimates proved wrong, the current provisions could be inadequate and result in a charge to profits that could have a material adverse effect on the statements of financial position, comprehensive income, changes in equity and cash flows.

7.                   Interest in joint venture

Percentage interest held		Equity attributable to the owners
in capital stock and votes		12.31.14	12.31.13
SACME	50.00%	432	427

8.                  Contingencies and lawsuits

The Company has contingent liabilities and is a party to lawsuits that arise from the ordinary course of business. Based on the opinion of its legal advisors, Management estimates that the outcome of the current contingencies and lawsuits will not exceed the amounts of the recorded provisions nor will be significant with respect to the Company’s financial position or the results of its operations.

Furthermore, it is worth mentioning that there exist contingent obligations and labor, civil and commercial complaints filed against the Company relating to legal actions for individual non-significant amounts for which a provision, which as of December 31, 2014 amounts to $ 136.2 million, has been recorded.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

The most significant legal actions in which the Company is a party involved are detailed below:

a.       Legal action brought by the National Ombudsman

Purpose: presentation against the resolutions by which the new electricity rate schedule went into effect as from October 1, 2008 and the application of the Program for the Rational Use of Electric Power (PUREE).

Procedural stage of the proceedings: on December 7, 2009, the Company filed an appeal (“Queja por Recurso denegado”) to the Federal Supreme Court concerning the precautionary measure granted to the plaintiff, which is currently being analyzed by the Supreme Court. The file was joined to “CARBONEL SILVIA CRISTINA vs FEDERAL GOVERNMENT – MINISTRY OF PLANNING – ENERGY SECRETARIAT RESOLUTION 1196/08 1170/08, ACTION FOR THE PROTECTION OF A RIGHT GUARANTEED BY THE CONSTITUTION (AMPARO) LAW 16,986”, and treated as an Action for the protection of rights. On August 20, 2013, the Court in Contentious and Administrative Federal Matters No. 10 – Clerk’s Office No. 20 rejected the aforementioned action. This decision, which was appealed by the plaintiff, was affirmed in all its terms by Division IV of the Court of Appeals in Contentious and Administrative Federal Matters on May 20, 2014. The National Ombudsman filed an extraordinary appeal (“Recurso Extraordinario Federal”) that was declared inadmissible by the Appellate Court. Therefore, the National Ombudsman filed an appeal to the Federal Supreme Court. In view of the above, and at the Company’s request, on September 29, 2014, the Court of Original Jurisdiction formally declared that the once granted precautionary measure was no longer in force, thus allowing the Company to issue the corresponding demand for payment notices and proceed in each case in accordance with the Electric Power Supply Regulations of the Concession Agreement.

However, by Note No. 114039 dated October 11, 2014, the Regulatory Agency instructed the Company to abstain from cutting the power supply for unpaid balances until information is provided on the number of affected users and the magnitude of the amount owed by them so that the Regulatory Agency can evaluate such information and issue a precise instruction.

 Having this instruction been complied with, the court hearing the case decided that the precautionary measure granted in 2009 was no longer enforceable –decision which was ratified by the appellate court. Against this decision, the National Ombudsman filed an extraordinary appeal (“Recurso Extraordinario Federal”), whose resolution is still pending. Despite this, the precautionary measure is not in effect.

Amount: undetermined

Conclusion: no provision has been recorded for these claims in these financial statements as the Company believes, based on both what has been previously mentioned and the opinion of its legal advisors, that there exist solid arguments for them to be considered unfounded. It is estimated that this legal action will be definitively concluded in 2015.

b.      Legal action brought by “Consumidores Libres Coop. Ltda. de provisión de servicios de acción comunitaria”

Purpose:

a) That all the last resolutions concerning electricity rates issued by the ENRE and the National Energy Secretariat be declared null and unconstitutional, and, in consequence whereof, that the amounts billed by virtue of these resolutions be refunded.

b) That all the defendants be under the obligation to carry out the Tariff Structure Review (RTI).

c) That the resolutions issued by the Energy Secretariat that extend the transition period of the Adjustment Agreement be declared null and unconstitutional.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

d) That the defendants be ordered to carry out the sale process, through an international public bidding, of the class "A" shares, due to the fact that the Management Period of the Concession Agreement is considered over.

e) That the resolutions as well as any act performed by a governmental authority that modify contractual renegotiations be declared null and unconstitutional.

f) That the resolutions that extend the management periods contemplated in the Concession Agreement be declared null and unconstitutional.

g) Subsidiarily, should the main claim be rejected, that the defendants be ordered to bill all customers on a bimonthly basis.

Amount: undetermined

Procedural stage of the proceedings: The Company answered the complaint rejecting all its terms and requesting that a summons be served upon CAMMESA as a third-party defendant. The Court hearing the case sustained the request and CAMMESA answered the service of notice in due time and manner. The Federal Government has answered the complaint filed against it within the term granted for such purpose, filing a motion to dismiss for lack of standing to be sued (“falta de legitimación pasiva”). At present no resolution has been issued modifying the procedural stage of the proceedings; however, the proceedings have been made available to the Prosecutor.

Conclusion: no provision has been recorded for these claims in these financial statements as the Company believes, based on both what has been previously mentioned and the opinion of its legal advisors, that there exist solid arguments for them to be considered unfounded. It is estimated that this legal action will not be concluded in 2015.

c.       Legal action brought by “Consumidores Financieros Asociación civil para su defensa”

Purpose:

1) Reimbursement of the VAT percentage paid on the illegally “widened” taxable basis due to the incorporation of a concept (National Fund of Electricity - FNEE) on which no VAT had been paid by the defendants when CAMMESA (the company in charge of the regulation and operation of the wholesale electricity market) invoiced them the electricity purchased for distribution purposes.

2) Reimbursement of part of the administrative surcharge on “second due date”, in those cases in which payment was made within the time period authorized for such second deadline (14 days) but without distinguishing the effective day of payment.

3) Application of the “borrowing rate” in case of customer delay in complying with payment obligation, in accordance with the provisions of Law No. 26,361.

Amount: undetermined

Procedural stage of the proceedings: On April 22, 2010, the Company answered the complaint and filed a motion to dismiss for lack of standing (“excepción de falta de legitimación”), requesting, at such opportunity, that a summons be served upon the Federal Government, the AFIP and the ENRE as third-party defendants. These pleadings were made available to the plaintiff. Although the plaintiff’s opposition to the requested summons had not yet been resolved, the proceedings were brought to trial, in response to which EDENOR S.A. filed a motion for reversal with a supplementary appeal. The Court hearing the case granted the motion filed by EDENOR S.A. and ordered that the Federal Government, the AFIP and the ENRE be summoned as third-party defendants, which is currently taking place.

Conclusion: no provision has been recorded for these claims in these financial statements as the Company believes, based on both what has been previously mentioned and the opinion of its legal advisors, that there exist solid arguments for them to be considered unfounded. It is estimated that the proceedings will not be concluded in 2015.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

d.      Legal action brought by “Unión de Usuarios y Consumidores”

Purpose:

a) that clause 4.6 and related clauses of Appendix I of the Adjustment Agreement be revoked, inasmuch as they establish that the rate increase will be retroactive;

b) that Resolution No. 51/07 of the ENRE be nullified inasmuch as it authorizes the retroactive increase of rates in favor of the Company.

c) that the Company be ordered to reimburse customers all the amounts paid as retroactive rate increase for the period of November 1, 2005 through January 31, 2007.

d) that the reimbursement be implemented through a credit in favor of customers.

Amount: undetermined

Procedural stage of the proceedings: By resolution issued on June 1, 2011, Division V of the Court of Appeals in Contentious and Administrative Federal Matters, supporting the Company‘s arguments, ordered that the lower court decision be nullified as to the merits of the case.  Against such decision, the Unión de Usuarios y Consumidores filed an extraordinary appeal (“Recurso Extraordinario Federal”) which was allowed on November 3, 2011. The proceedings have been taken to the Federal Supreme Court, which on October 1, 2013 rejected the appeal due to the lack of compliance with a Court resolution.

Conclusion: No provision is to be recorded in connection with this claim inasmuch as a final and conclusive judgment has been rendered in favor of EDENOR.

e.       Legal action brought by the Company (“EDENOR S.A. VS ENRE RESOLUTION 32/11”)

Purpose: The judicial annulment of ENRE Resolution that established the following:

- That the Company be fined in the amount of $ 750,000 due to its failure to comply with the obligations arising from Section 25, sub-sections a, f and g, of the Concession Agreement and Section 27 of Law No. 24,065.

- That the Company be fined in the amount of $ 375,000 due to its failure to comply with the obligations arising from Section 25 of the Concession Agreement and ENRE Resolution No. 905/1999.

- That Company customers be paid as compensation for the power cuts suffered the following amounts: $ 180 to each small-demand residential customer (T1R) who suffered power cuts that lasted more than 12 continuous hours, $ 350 to those who suffered power cuts that lasted more than 24 continuous hours, and $ 450 to those who suffered power cuts that lasted more than 48 continuous hours. The resolution stated that such compensation did not include damages to customer facilities and/or appliances, which were to be dealt with in accordance with a specific procedure.

Amount:  $ 22.4 million.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

Procedural stage of the proceedings: On July 8, 2011, the Company requested that notice of the substance of the case be served upon the ENRE, which has effectively taken place. The proceedings are “awaiting resolution” since the date on which the ENRE answered the notice served. Furthermore, on October 28, 2011, the Company filed an appeal (“recurso de queja por apelación denegada”) to the Supreme Court concerning the provisional relief sought and not granted. On April 24, 2013, the Company was notified of Division I’s decision dated March 21, 2013, pursuant to which the appeal filed by Edenor was declared formally inadmissible. On May 3, 2013, the Company filed an ordinary appeal (“Recurso Ordinario de Apelación”) to the Supreme Court. Additionally, on May 13, 2013, an extraordinary appeal (“Recurso Extraordinario Federal”) was also filed to the same Court. On November 7, 2014, it was notified to the Company that Division I had rejected the ordinary appeal but partially granted the extraordinary appeal, considering for the granting thereof the federal nature of the regulations being challenged and rejecting it in relation to the arbitrariness raised by EDENOR. Therefore, and within the procedural term granted for such purpose, the Company filed an appeal requesting that the extraordinary appeal dismissed be sustained (“Recurso de Queja por Rec. Extraordinario Denegado”). As of the date of this report, no decision has yet been issued on this regard.

Conclusion: As of the closing date of the year ended December 31, 2014, the provision recorded by the Company for principal and interest accrued amounts to $ 34.9 million. It is estimated that this legal action may be concluded in 2015.

f.        Legal action brought by the Company (“EDENOR S.A. VS ENRE RESOLUTION No. 336/12”)

Purpose: By this action, the Company challenges ENRE’s resolution pursuant to which the Company is ordered to:

- determine the customers affected by the power cuts occurred as a consequence of failures between October 29 and November 14, 2012;

- determine the discounts to be recognized to each of the customers identified in accordance with the preceding caption;

- credit such discounts on account of the final discounts that will result from the evaluation of the Technical Service Quality relating to the six-month control period;

- pay a compensation to each small-demand residential customer (T1R) who has been affected by the power cuts occurred during the aforementioned period, the amount of which will depend on the electricity outage duration, provided, however, that such power cut lasted more than 12 continuous hours.

Amount: not specified in the complaint.

Procedural stage of the proceedings: This resolution has been contested by the Company through a direct appeal (“Recurso Directo”), which is pending in Division IV of the Court of Appeals in Contentious and Administrative Federal Matters. Notice of the legal bases of the aforementioned appeal, which was filed on February 4, 2014, has not yet been served upon the ENRE. Due to the fact that the already requested administrative proceedings have not yet been sent, service upon the ENRE of the notice of the action has not yet been ordered.

Conclusion: It is estimated that this action will not be concluded in 2015.

g.       Legal action brought by “ASOCIACIÓN DE DEFENSA DE DERECHOS DE USUARIOS Y CONSUMIDORES – ADDUC”

Purpose: that the Company be ordered to reduce or mitigate the default or late payment interest rates charged to customers who pay their bills after the first due date, inasmuch as they violate section 31 of Law No. 24,240, ordering both the non application of pacts or accords that stipulate the interest rates that are being applied to the users of electricity –their unconstitutional nature– as well as the reimbursement of interest amounts illegally collected from users of the service from August 15, 2008 through the date on which the defendant complies with the order to reduce interest. It is also requested that the value added tax (VAT) and any other taxes charged on the portion of the surcharge illegally collected be reimbursed.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

Amount: undetermined

Procedural stage of the proceedings: On November 11, 2011, the Company answered the complaint and filed a motion to dismiss for both lack of standing to sue (“excepción de falta de legitimación activa”) and the fact that the claims at issue were being litigated in another lawsuit (“excepción de litispendencia”), currently in process, requesting as well that a summons be served upon the ENRE as a third-party defendant. Notice of these pleadings was served upon the plaintiff. Prior to rendering a decision on the motion to dismiss, the Court ordered that the Court in Contentious and Administrative Federal Matters No. 2 – Clerk’s Office No. 3 provide it with the proceedings “Consumidores Financieros Asociación Civil vs EDESUR and Other defendants, for breach of contract”. At the date of issuance of these financial statements, the Court has received the requested file. On April 8, 2014, the Court in Civil and Commercial Federal Matters No. 9 – Clerk’s Office No. 17 admitted the motion to dismiss due to the fact that the claims at issue were being litigated in another lawsuit (“excepción de litispendencia”), and ordered that the proceedings be sent to Federal Court No. 2 – Clerk’s Office No. 3 to be dealt with thereat, thus joining them to the case entitled “finance consumers vs Edesur and other defendants, for breach of contract”. Apart from the fact that the proceedings have been received in the court that currently hears the case, which continues in process, no significant events have occurred.

Conclusion: It is estimated that this action will not be concluded in 2015.

h.      Legal action brought by the Company (“EDENOR S.A. VS FEDERAL GOVERNMENT – MINISTRY OF FEDERAL PLANNING / PROCEEDING FOR THE DETERMINATION OF A CLAIM AND MOTION TO LITIGATE IN FORMA PAUPERIS”)

On June 28, 2013, the Company instituted these proceedings for the recognizance of a claim and the related leave to proceed in forma pauperis, both pending in the Federal Court of Original Jurisdiction in Contentious and Administrative Federal Matters No. 11 – Clerk’s Office No. 22.

Purpose of the main proceedings: To sue for breach of contract due to the Federal Government’s failure to perform in accordance with the terms of the “Memorandum of Understanding concerning the Renegotiation of the Concession Agreement” (“Acta Acuerdo de Renegociación del Contrato de Concesion” – Adjustment Agreement) entered into with Edenor in 2006, and for damages caused as a result of such breach.

Procedural stage of the proceedings: On November 22, 2013, the Company amended the complaint so as to extend it and claim more damages as a consequence of the Federal Government’s omission to perform the obligations under the aforementioned “Adjustment Agreement”. On February 3, 2015, the court hearing the case ordered that notice of the complaint be served to be answered within the time limit prescribed by law, which at the date of issuance of these financial statements has already taken place.

Additionally, and in the same action, in February 2014, the Company applied for the immediate granting of a provisional remedy in order to maintain an efficient and safe service, requesting that until judgment is passed on the merits of the case, the Federal Government be compelled to provide the Company with economic assistance, whether by means of a temporary rate adjustment or through government grants. After notice was served upon and answered by the Federal Government – Ministry of Federal Planning, on May 27, 2014, the court hearing the case rejected the provisional remedy sought by the Company, decision which was confirmed by Division V of the Appellate Court and notified to Edenor on December 19, 2014.

Conclusion: It is estimated that this action will not be concluded in 2015.

i.        Change of the interest rate applicable to historical lawsuit amounts

By Minutes 2601 of the Federal Court of Appeals in Labor Matters, dated May 21, 2014, it was established that the lending rate of Banco Nación Argentina used for the granting of borrowings, which at present stands at 18.6% p.a., would be replaced by the nominal rate for personal borrowings of Banco Nación Argentina, currently at 36% p.a. This change applies to all amounts of lawsuits pending judgment within the jurisdiction of the City of Buenos Aires.

The effect of this change in the applicable rate generated a loss of $ 31.6 million, which was recorded as of December 31, 2014.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

9.                  Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment and communications	Construction in process	Supplies and spare parts	Total
At 12.31.13
Cost	133,155	1,367,062	3,778,595	1,769,798	538,668	1,042,590	50,577	8,680,445
Accumulated depreciation	(37,052)	(501,649)	(1,872,408)	(713,878)	(366,151)	-	-	(3,491,138)
Net amount	96,103	865,413	1,906,187	1,055,920	172,517	1,042,590	50,577	5,189,307

Additions	-	-	-	-	12,666	1,603,496	85,611	1,701,773
Disposals	-	(62)	(622)	(273)	(2)	-	-	(959)
Transfers	29,037	81,682	310,166	183,893	80,873	(685,651)	-	-
Depreciation for the year	(7,769)	(39,061)	(92,274)	(59,499)	(39,036)	-	-	(237,639)
Net amount 12.31.14	117,371	907,972	2,123,457	1,180,041	227,018	1,960,435	136,188	6,652,482

At 12.31.14
Cost	162,192	1,444,310	4,086,201	1,953,167	632,114	1,960,435	136,188	10,374,607
Accumulated depreciation	(44,821)	(536,338)	(1,962,744)	(773,126)	(405,096)	-	-	(3,722,125)
Net amount	117,371	907,972	2,123,457	1,180,041	227,018	1,960,435	136,188	6,652,482

•            During the year ended December 31, 2014, direct costs capitalized amounted to $ 156 million.

•            Financial costs capitalized for the year ended December 31, 2014 amounted to $ 123.9 million.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment and communications	Construction in process	Supplies and spare parts	Total
At 12.31.12
Cost	143,408	1,242,566	3,488,557	1,649,273	523,893	590,535	30,285	7,668,517
Accumulated depreciation	(38,061)	(466,295)	(1,784,028)	(658,220)	(377,314)	-	-	(3,323,918)
Net amount	105,347	776,271	1,704,529	991,053	146,579	590,535	30,285	4,344,599

Additions	-	-	-	-	28,074	1,043,976	20,292	1,092,342
Disposals	-	(346)	(800)	(83)	(1)	-	-	(1,230)
Transfers	10,970	125,391	291,712	120,662	43,131	(591,866)	-	-
Depreciation for the year	(4,491)	(35,903)	(89,254)	(55,712)	(26,788)	-	-	(212,148)
Discontinued operations	(15,723)	-	-	-	(18,478)	(55)	-	(34,256)
Net amount 12.31.13	96,103	865,413	1,906,187	1,055,920	172,517	1,042,590	50,577	5,189,307

At 12.31.13
Cost	133,155	1,367,062	3,778,595	1,769,798	538,668	1,042,590	50,577	8,680,445
Accumulated depreciation	(37,052)	(501,649)	(1,872,408)	(713,878)	(366,151)	-	-	(3,491,138)
Net amount	96,103	865,413	1,906,187	1,055,920	172,517	1,042,590	50,577	5,189,307

Additions	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-	-
Transfers	-	-	-	-	-	-	-	-
Depreciation for the period	-	-	-	-	-	-	-	-
Discontinued operations	-	-	-	-	-	-	-	-
Net amount 12.31.13	96,103	865,413	1,906,187	1,055,920	172,517	1,042,590	50,577	5,189,307

•            During the year ended December 31, 2013, direct costs capitalized amounted to $ 124.2 million.

•            Financial costs capitalized for the year ended December 31, 2013 amounted to $ 24.5 million.

10.               Financial instruments

10.1            Financial instruments by category

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Non-financial assets	Total
As of December 31, 2014
Assets
Trade receivables	882,949	-	-	882,949
Other receivables	148,608	-	350,934	499,542
Cash and cash equivalents
Cash and Banks	38,390	-	-	38,390
Checks to be deposited	301	-	-	301
Time deposits	4,852	-	-	4,852
Money market funds	-	135,537	-	135,537
Financial assets at fair value through profit or loss:
Government bonds	-	21,150	-	21,150
Money market funds	-	233,297	-	233,297
Total	1,075,100	389,984	350,934	1,816,018

As of December 31, 2013
Assets
Trade receivables	803,095	-	-	803,095
Other receivables	481,519	-	239,988	721,507
Cash and cash equivalents
Cash and Banks	19,775	-	-	19,775
Checks to be deposited	62	-	-	62
Time deposits	3,749	-	-	3,749
Money market funds	-	219,887	-	219,887
Financial assets at fair value through profit or loss:
Government bonds	-	14,256	-	14,256
Government bonds - AESEBA trust	-	99,523	-	99,523
Money market funds	-	102,655	-	102,655
Total	1,308,200	436,321	239,988	1,984,509

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Non-financial liabilities	Total
As of December 31, 2014
Liabilities
Trade and other payables	3,724,971	-	1,637,708	5,362,679
Borrowings	1,632,403	-	-	1,632,403
Derivative financial instruments	-	5,895	-	5,895
Total	5,357,374	5,895	1,637,708	7,000,977

As of December 31, 2013
Liabilities
Trade and other payables	2,761,622	-	1,032,377	3,793,999
Borrowings	1,350,532	-	-	1,350,532
Total	4,112,154	-	1,032,377	5,144,531

Financial instruments categories have been determined based on IFRS 9.

The income, expenses, gains and losses resulting from each category of financial instruments are as follow:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Total
As of December 31, 2014
Interest income	238,972	-	238,972
Exchange differences	25,514	-	25,514
Bank fees and expenses	(15,509)	-	(15,509)
Changes in fair value of financial assets	-	67,591	67,591
Adjustment to present value	8,128	-	8,128
Total	257,105	67,591	324,696

As of December 31, 2013
Interest income	287,068	-	287,068
Exchange differences	29,410	-	29,410
Bank fees and expenses	(10,313)	-	(10,313)
Changes in fair value of financial assets	-	16,097	16,097
Adjustment to present value	2,378	-	2,378
Other	-	58	58
Total	308,543	16,155	324,698

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Non-financial instruments	Total
As of December 31, 2014
Interest expense	(553,798)	-	(22,706)	(576,504)
Other financial results	(20,224)	-	-	(20,224)
Exchange differences	(453,410)	-	-	(453,410)
Net gain from the repurchase of Corporate Notes	44,388	-	-	44,388
Total	(983,044)	-	(22,706)	(1,005,750)

As of December 31, 2013
Interest expense	(481,184)	-	(13,357)	(494,541)
Other financial results	(14,763)	-	-	(14,763)
Exchange differences	(395,169)	-	-	(395,169)
Net gain from the repurchase of Corporate Notes	88,879	-	-	88,879
Total	(802,237)	-	(13,357)	(815,594)

10.2           Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired may be assessed based on external credit ratings or historical information:

	12.31.14	12.31.13
Customers with no external credit rating:
Group 1 (i)	359,024	338,982
Group 2 (ii)	179,364	217,722
Group 3 (iii)	91,525	88,025
Group 4 (iv)	253,036	158,366
Total trade receivables	882,949	803,095

(i) Relates to customers with debt to become due.
(ii) Relates to customers with up to 3 months past due debt.
(iii) Relates to customers with 3 to 12 months past due debt.
(iv) Relates to customers with more than 12 months past due debt.

At the Statement of financial position date, the maximum exposure to credit risk is the carrying amount of these financial assets.

11.                Other receivables

	12.31.14	12.31.13
Non-current:
	-	-
Receivable from minimum national income tax	168,588	127,386
Tax credits	2,089	1,107
Financial receivable	71,192	60,994
Related parties (Note 33)	7,366	7,279
Other	-	2,629
Total Non-current	249,235	199,395

Current:
Prepaid expenses	3,198	2,751
Receivable from CMM (1)	-	362,721
Value added tax	167,207	81,214
Advances to suppliers	8,070	21,790
Advances to personnel	1,782	4,718
Security deposits	2,424	1,980
Financial receivable	6,658	2,925
Receivables from electric activities	48,581	52,238
Related parties (Note 33)	753	1,186
Guarantee deposits on derivative financial instruments	15,322	-
Allowance for the impairment of other receivables	(16,647)	(20,412)
Judicial deposits	11,900	1,786
Other	1,059	9,215
Total Current	250,307	522,112

(1)    As of December 31, 2014 and 2013, the balance was used to offset the PUREE-related liability and make the transfer in lieu of payment with the trade payable with CAMMESA. See Notes 2, 18 and 19.

The carrying amount of the Company’s other financial receivables approximates their fair value.

The aging analysis of other receivables is as follows:

	12.31.14	12.31.13
Past due	25,980	13,200
Up to 3 months	17,270	33,238
From 3 to 6 months	177,238	90,776
From 6 to 9 months	6,476	378,251
From 9 to 12 months	23,343	6,647
More than 12 months	249,235	199,395
Total other receivables	499,542	721,507

The roll forward of the allowance for the impairment of other receivables is as follows:

	12.31.14	09.30.14
Balance at beginning of year	20,412	16,011
Increase	2,845	5,146
Decrease	(4,771)	(745)
Recovery	(1,839)	-
Balance at end of period	16,647	20,412

At the statement of financial position date, the maximum exposure to credit risk is the carrying amount of each class of other receivables.

The carrying amount of the Company’s other receivables is denominated in the following currencies:

	12.31.14	12.31.13
Argentine pesos	496,735	715,190
US dollars	2,807	5,943
Euros	-	374
Total other receivables	499,542	721,507

12.               Trade receivables

	12.31.14	12.31.13
Current:
Sales of electricity - Billed (1)	641,920	542,324
Sales of electricity – Unbilled	207,653	236,761
Framework Agreement	75,815	56,928
National Fund of Electricity	3,428	5,290
Bonds from the cancellation of debts of the Province of Bs. As.	-	1,701
Fee payable for the expansion of the transportation and others	16,851	10,536
Receivables in litigation	21,844	22,740
Allowance for the impairment of trade receivables	(84,562)	(73,185)
Total Current	882,949	803,095

(1)                   Net of stabilization factor.

The carrying amount of the Company’s trade receivables approximates their fair value.

The aging analysis of these trade receivables is as follows:

	12.31.14	12.31.13
Past due	523,925	464,113
Up to 3 months	359,024	338,982
Total trade receivables	882,949	803,095

The roll forward of the allowance for the impairment of trade receivables is as follows:

	12.31.14	09.30.14
Balance at beginning of year	73,185	63,265
Increase	18,686	32,871
Decrease	(7,309)	(410)
Discontinued operations	-	(22,541)
Balance at end of period	84,562	73,185

At the statement of financial position date, the maximum exposure to credit risk is the carrying amount of each class of trade receivables.

The carrying amount of the Company’s trade receivables is denominated in the following currencies:

	12.31.14	12.31.13
Argentine pesos	882,949	803,095
Total other receivables	882,949	803,095

13.               Financial assets at fair value through profit or loss

	12.31.14	12.31.13
Current
Government bonds	21,150	14,256
Government bonds - AESEBA trust	-	99,523
Money market funds	233,297	102,655
Total current	254,447	216,434

14.               Inventories

	12.31.14	12.31.13
Current
Supplies and spare-parts	73,970	83,853
Total inventories	73,970	83,853

15.                Cash and cash equivalents

	12.31.14	12.31.13
Cash and banks	38,691	19,837
Time deposits	4,852	3,749
Money market funds	135,537	219,887
Total cash and cash equivalents	179,080	243,473

16.               Share capital and additional paid-in capital

	Number of shares (1)	Share capital (2)	Additional paid-in capital	Total
At December 31, 2012	906,455,100	1,314,518	3,452	1,317,970
Absorption of accumulated losses - Shareholders' Meeting of 04/25/2013	-	(498,708)	(3,452)	(502,160)
Reversal of the absorption of accumulated losses - Shareholders' Meeting of 12/20/2013	-	498,708	3,452	502,160
At December 31, 2013	906,455,100	1,314,518	3,452	1,317,970
At December 31, 2014	906,455,100	1,314,518	3,452	1,317,970

(1)   Includes 9,412,500 treasury shares as of December 31, 2014 and 2013, respectively.

(2)   Includes the nominal value of capital and treasury stock and the adjustment for inflation of both concepts.

On April 25, 2013, the Shareholders’ Meeting approved the annual separate and consolidated Financial Statements as of December 31, 2012 and resolved to reduce capital stock, due to the fact that the Company had become subject to compliance with the mandatory capital stock reduction established in section 206 of the Argentine Business Organizations Law since losses consumed the totality of the reserves and 50% of capital stock. The approved reduction implied the decrease of the number of shares while maintaining shareholding proportions.  On May 22, 2013, the Company filed the documentation with the National Securities Commission for its approval and subsequent registration.

With regard to the capital reduction mentioned in the preceding paragraph, the Company Extraordinary Shareholders’ Meeting held on December 20, 2013 approved, as a consequence of the issuance of SE Resolution 250/13 and SE Note 6852/13 described in Note 2.c.III, the reversal of the mandatory capital stock reduction due to the fact that the causes that had led to the adoption of such decision had disappeared. Furthermore, the effects of those regulations allowed the Company to overcome the situation concerning the grounds for corporate dissolution due to loss of capital stock to which it had been exposed at March 31, 2013.

As of December 31, 2014, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

Section 206 – Argentine Business Organizations Law

The negative results recorded by the Company as of December 31, 2014, consume 100% of the reserves and more than 50% of its share capital. Section 206 of the Argentine Business Organizations Law provides for the mandatory capital stock reduction where this situation occurs. Therefore, the Company shareholders must analyze alternatives in conformity with the applicable regulations to rectify this situation.

Listing of the Company’s shares

The Company’s shares are listed on the Buenos Aires Stock Exchange and are part of the Merval Index.

Furthermore, on August 5, 2009 the Securities and Exchange Commission (“SEC”) of the United States of America authorized the Company to trade American Depositary Shares (“ADSs”), each representing 20 common shares of the Company. As from October 9, 2009 the Company’s ADSs are traded on the New York Stock Exchange (“NYSE”).

The listing of ADSs on the NYSE is part of the Company’s strategic plan to increase both its liquidity and the volume of its shares.

Acquisition of the Company’s own shares

During fiscal year 2008, the Company acquired 9,412,500 Class B treasury shares with a nominal value of 1 peso. The amount disbursed to acquire these shares totaled $ 6.13 million, which was deducted from undistributed retained earnings of the equity attributable to the owners of the Company at that date. At the date of these financial statements, these shares are held as “treasury stock”. The Company is entitled to reissue these shares at a future date.

On November 18, 2014, the Company held the General Annual Meeting which resolved by majority of votes to extend for another 3 years the term for holding the treasury shares acquired within the framework of section 68 of Law No. 17,811 (text consolidated by Decree 677/01). All the shares issued have been fully paid-in.

The Company’s Employee Stock Ownership Program

At the time of the privatization of SEGBA (the Company’s predecessor), the Argentine Government assigned the Company’s Class C shares, representing 10% of the Company’s outstanding capital stock, for the creation of an Employee Stock Ownership Program (“ESOP”) in compliance with the provisions of Law No. 23,696 and its regulatory decrees. Through this program, certain eligible employees (including former SEGBA employees who had been transferred to the Company) were entitled to receive a specified number of Class C shares, to be calculated on the basis of a formula that took into consideration a number of factors including employee salary, position and seniority. In order to implement the ESOP, a general transfer agreement, a voting trust agreement and a trust agreement were signed.

Pursuant to the general transfer agreement, participating employees were allowed to defer payment of the Class C shares over time. As security for the payment of the deferred purchase price, the Class C shares were pledged in favor of the Argentine government. This pledge was released on April 27, 2007 upon full payment to the Argentine Government of the deferred purchase price of all the Class C shares. Additionally, in accordance with the terms of the original trust agreement, the Class C shares were held in trust by Banco de la Nación Argentina, acting as trustee, for the benefit of the ESOP participating employees and the Argentine Government. Furthermore, in accordance with the voting trust agreement, all political rights of participating employees (including the right to vote at the Company’s ordinary and extraordinary shareholders’ meetings) were to be jointly exercised until full payment of the deferred purchase price and release of the pledge in favor of the Argentine Government. On April 27, 2007, ESOP participating employees fully paid the deferred purchase price to the Argentine Government, accordingly, the pledge was released and the voting trust agreement was terminated.

In accordance with the regulations applicable to the ESOP, participating employees who retired before full payment of the deferred purchase price to the Argentine Government was made, were required to transfer their shares to the Guarantee and Repurchase Fund (Fondo de Garantía y Recompra) at a price to be calculated in accordance with a formula established in the general transfer agreement. At the date of payment of the deferred purchase price, the Guarantee and Repurchase Fund had not fully paid the amounts due to former ESOP participating employees for the transfer of their Class C shares.

A number of former employees of both SEGBA and the Company have brought legal actions against the Guarantee and Repurchase Fund, the Argentine Government and, in few cases, against the Company, in cases in relation to the administration of the Employee Stock Ownership Program. The plaintiffs who are former employees of SEGBA were not deemed eligible by the corresponding authorities to participate in the Employee Stock Ownership Program at the time of its creation. This decision is being disputed by the plaintiffs who are therefore seeking compensation. The plaintiffs who are former employees of the Company are claiming payment for the unpaid amounts owed to them by the Guarantee and Repurchase Fund either due to non-payment of the transfer of their shares upon retirement in favor of the Guarantee and Repurchase Fund or incorrect calculation of amounts paid to them by the Guarantee and Repurchase Fund.  In several of these claims, the plaintiffs have obtained attachment orders or prohibitory injunctions against the Guarantee and Repurchase Fund on Class C shares and the amounts deposited in such Fund. Due to the fact that the resolution of these legal proceedings is still pending, the Federal Government has instructed Banco de la Nación Argentina to create a Contingency Fund so that a portion of the proceeds of the offering of the Employee Stock Ownership Program Class C shares be kept during the pendency of the legal actions.

No provision has been recorded in these financial statements in connection with the legal actions brought against the Company as the Company management believes that EDENOR S.A. is not responsible for the above-mentioned claims.

In accordance with the agreements, laws and decrees that govern the Employee Stock Ownership Program, the Class C shares may only be held by personnel of the Company, therefore before the public offering of the Class C shares that had been separated from the Program, such shares were converted into Class B shares and sold. In conformity with the by-laws, the political rights previously attributable to Class C shares are at present jointly exercised with those attributable to Class B shares and the holders of the remaining Class C shares will vote jointly as a single class with the holders of Class B shares when electing directors and supervisory committee members. As of December 31, 2014 and 2013, 1,952,604 Class C shares, representing 0.22% of the Company’s share capital in each case are outstanding.

17.                Allocation of profits

Restrictions on the distribution of dividends

                    i.            In accordance with the provisions of Law No. 19,550, the General Annual Meeting held on April 29, 2014 resolved that the profit for the year ended December 31, 2013 be absorbed by the Retained Earnings account.

                  ii.            In accordance with the provisions of Law No. 25,063, passed in December 1998, dividends to be distributed, whether in cash or in kind, in excess of accumulated taxable profits at the fiscal year-end immediately preceding the date of payment or distribution, shall be subject to a final 35% income tax withholding, except for those dividends distributed to shareholders who are residents of countries benefiting from conventions for the avoidance of double taxation who will be subject to a lower tax rate.

                iii.            Additionally, as indicated in Note 2, and in accordance with the Adjustment Agreement entered into between Edenor S.A. and the Federal Government, there are certain restrictions on the distribution of dividends by the Company and the ENRE’s approval for any distribution is necessary.

                iv.            In accordance with the provisions of Argentine Business Organizations Law No. 19,550, not less than five percent (5%) of the net profit arising from the statement of income for the year must be allocated to the legal reserve, until it equals twenty percent (20%) of the share capital. No charge has been recorded for this concept in the year being reported.

                  v.            Recording of legal reserve for up to the amount absorbed, as resolved by the General Annual Meeting held on April 27, 2012.

18.               Trade payables

	12.31.14	12.31.13
Non-current
Suppliers	364	794
Customer deposits	60,743	54,524
Customer contributions	118,298	113,778
Funding contributions - substations	51,700	51,700
Total Non-current	231,105	220,796

Current
Payables for purchase of electricity - CAMMESA (1)	2,257,059	1,500,609
Provision for unbilled electricity purchases - CAMMESA	305,890	280,935
Suppliers	570,434	510,612
Customer contributions	148,076	176,800
Funding contributions - substations	18,432	12,352
Total Current	3,299,891	2,481,308

(1)        As of December 31, 2014 and 2013, net of $ 3.4 billion and $ 1.2 billion, respectively, offset in accordance with the provisions of SE Resolution 250/13 and subsequent Notes. See Note 2

The fair values of non-current customer contributions as of December 31, 2014 and 2013 amount to $ 109.93 million and $ 98.7 million, respectively.

The carrying amount of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

19.               Other payables

	12.31.14	12.31.13
Non-current
Program for the rational use of electric power (1)	-	108,603
Loans (mutuum) with CAMMESA (Note 2.c.VI)	506,753	-
ENRE penalties and discounts	1,032,193	836,115
Liability with FOTAE (Note 34)	105,641	-
Total Non-current	1,644,587	944,718

Current
Program for the rational use of electric power (1)	17,522	-
ENRE penalties and discounts	70,589	87,658
Liability with FOCEDE (2) (Notes 2.c.V y VI)	85,386	4,237
Liability with FOTAE (Note 34)	-	48,960
Related parties (Note 33)	2,706	2,028
Advances for works to be performed	10,650	-
Other	243	4,294
Total Current	187,096	147,177

(1)        As of December 31, 2014 and 2013, net of $ 2.2 billion and $ 1.7 billion, respectively, offset in accordance with the provisions of SE Resolution 250/13 and subsequent Notes. See Note 2.

(2)       The net position held by the Company with FOCEDE is comprised of the following:

	12.31.14	12.31.13
Fixed charge Resolution 347/12 charged to customers and not transferred	6,105	4,237
Funds received in excess of the amount transferred to the FOCEDE for fixed charge Resolution 347/12	74,713	-
Receivable from funds pending collection for Extraordinary Investment Plan	(93,133)	-
Provision for FOCEDE expenses	97,701	-
	85,386	4,237

The carrying amount of the Company’s other financial payables approximates their fair value.

20.              Deferred revenue

	12.31.14	12.31.13
Non-current
Nonrefundable customer contributions	109,089	33,666
Total Non-current	109,089	33,666

	12.31.14	12.31.13
Current
Nonrefundable customer contributions	764	-
Total Current	764	-

21.               Borrowings

	12.31.14	12.31.13
Non-current
Corporate notes (1)	1,598,442	1,309,949
Total non-current	1,598,442	1,309,949

Current
Financial loans	-	430
Interest	33,961	40,153
Total current	33,961	40,583

(1)    Net of debt repurchase and issuance expenses.

The maturities of the Company’s borrowings and their exposure to interest rates are as follow:

	12.31.14	12.31.13
Fixed rate
Less than 1 year	33,961	40,583
From 2 to 4 years	126,213	-
More than 4 years	1,472,229	1,309,949
	1,632,403	1,350,532

As of December 31, 2014 and 2013, the fair values of the Company’s non-current borrowings (Corporate Notes) amount approximately to $ 1.2 billion and 924.1 million, respectively. Such values were calculated on the basis of the estimated market price of the Company’s corporate notes at the end of each year.

The Company’s borrowings are denominated in the following currencies:

	12.31.14	12.31.13
Argentine pesos	-	430
US dollars	1,632,403	1,350,102
	1,632,403	1,350,532

The roll forward of the Company’s borrowings during the year was as follows:

Balance at 12.31.2012	1,453,843
Discontinued operations	(60,629)
Principal repaid	(25,535)
Interest paid	(176,976)
Repurchase of Corporate Notes	(165,085)
Repurchase of Corporate Notes from collection of receivables with related companies	(52,840)
Gain from the repurchase of Corporate Notes	(176,104)
Exchange difference and interest accrued	553,858
Balance at 12.31.2013	1,350,532
Principal repaid	(424)
Interest paid	(155,251)
Repurchase of Corporate Notes by the trust	(91,638)
Gain from the repurchase of Corporate Notes	(52,848)
Exchange difference and interest accrued	582,032
Balance at 12.31.2014	1,632,403

THE COMPANY’S BORROWINGS

Corporate notes programs

The Company is included in a Corporate Notes program, the relevant information of which is detailed below:

Debt issued in United States dollars

				Million of USD			Million of $
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 01-01-14	Debt repurchase (2)	Debt structure at 12-31-14	At 12-31-14
Fixed Rate Par Note	7	10.50	2017	14.76	-	14.76	126.21
Fixed Rate Par Note (1)	9	9.75	2022	186.12	(13.95)	172.17	1,472.23
Total				200.88	(13.95)	186.93	1,598.44

				Million of USD			Million of $
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 01-01-13	Debt repurchase (2)	Debt structure at 12-31-13	At 12-31-13
Fixed Rate Par Note	7	10.50	2017	24.76	(10.00)	14.76	96.25
Fixed Rate Par Note (1)	9	9.75	2022	247.43	(61.31)	186.12	1,213.70
Total				272.19	(71.31)	200.88	1,309.95

(1)      Net of issuance expenses.

(2)     Includes collection, through the trust, of proceeds from subsidiary sales and collection of financial receivables with related companies.

On March 27, 2014, the repurchased Corporate Notes that the Company held in its portfolio were written off.

The main covenants are the following:

                                 i.            Negative Covenants

The terms and conditions of the Corporate Notes include a number of negative covenants that limit the Company’s actions with regard to, among others, the following:

- encumbrance or authorization to encumber its property or assets;

- incurrence of indebtedness, in certain specified cases;

- sale of the Company’s assets related to its main business;

- carrying out of transactions with shareholders or related companies;

- making certain payments (including, among others, dividends, purchases of Edenor’s common shares or payments on subordinated debt).

                               ii.            Suspension of Covenants:

Certain negative covenants stipulated in the terms and conditions of the Corporate Notes will be suspended or adapted if:

-The Company’s long-term debt rating is raised to Investment Grade, or

- The Company’s Level of Indebtedness is equal to or lower than 2.5.

If the Company subsequently losses its Investment Grade rating or its Level of Indebtedness is higher than 2.5, as applicable, the suspended negative covenants will be once again in effect.

At the date of issuance of these financial statements, the previously mentioned ratios have been complied with.

22.              Salaries and social security taxes

a.      Salaries and social security taxes payable

	12.31.14	12.31.13
Non-current
Early retirements payable	3,116	1,164
Seniority-based bonus	59,742	24,795
Total non-current	62,858	25,959

Current
Salaries payable and provisions	543,564	383,096
Social security taxes payable	64,899	35,832
Early retirements payable	2,186	1,929
Total current	610,649	420,857

b.      Salaries and social security taxes charged to profit or loss

	12.31.14	12.31.13
Salaries	1,414,922	892,679
Social security taxes	449,464	227,276
Total salaries and social security taxes	1,864,386	1,119,955

Early retirements payable correspond to individual optional agreements. After employees reach a specific age, the Company may offer them this option. The related accrued liability represents future payment obligations which as of December 31, 2014 and 2013 amount to $ 2.2 million and $ 1.9 million (current) and $ 3.1 million and $ 1.2 million (non-current), respectively.

As of December 31, 2014 and 2013, the provisions for the seniority-based bonus granted to employees amounted to $ 59.7 million and $ 24.8 million, respectively.

As of December 31, 2014 and 2013, the number of employees amounts to 4,314 and 3,563, respectively.

23.              Benefit plans

A detail of the defined benefit plans granted to Company employees is provided below:

a) a seniority-based bonus to be granted to personnel with a certain amount of years of service included in collective bargaining agreements in effect:

 b) a bonus for all those employees who have the necessary years of service and made the required contributions to retire under ordinary retirement plans.

The amounts and conditions vary in accordance with the collective bargaining agreement and for employees who are not union members.

	12.31.14	12.31.13
Non-current	150,355	102,691
Current	10,566	-
Total Benefit plans	160,921	102,691

The detail of the benefit plan obligations as of December 31, 2014 and 2013 is as follows:

	12.31.14	12.31.13
Benefit payment obligations at beginning of year	102,691	112,404
Current service cost	8,080	3,678
Interest cost	43,345	18,862
Actuarial losses	17,823	20,951
Benefits paid to participating employees	(11,018)	(7,904)
Discontinued operations	-	(45,300)
Benefit payment obligations at year end	160,921	102,691

As of December 31, 2014 and 2013, the Company does not have any assets related to post-retirement benefit plans.

The detail of the charge recognized in the statement of comprehensive (loss) income is as follows:

	12.31.14	12.31.13
Cost	8,080	3,678
Interest	43,345	18,862
Actuarial results - Other comprehensive loss	17,823	20,951
	69,248	43,491

The main actuarial assumptions used by the Company were the following:

	12.31.14	12.31.13
Discount rate	6%	6%
Salary increase	2%	2%
Inflation	32%	25%

The annual 6% real discount rate is reasonable considering the market rates for Argentine government bonds as of December 31, 2010. The IRR of Argentine government bonds has been significantly influenced, since mid-2011, by the global macroeconomic context, and the probability of default thereon they assumed is be higher than the credit risk of large corporations. Subsequently, the rates increased due to a significant increase of the risk of default, unrelated to the risk of well-established firms whose risk of default on their obligations has not changed in such proportion.

Sensitivity analysis:

12.31.2014
Discount Rate: 5%
Obligation	174,897
Variation	13,976
8.68%

Discount Rate: 7%
Obligation	148,894
Variation	(12,027)
(7.47%)

Salary Increase : 1%
Obligation	149,682
Variation	(11,239)
(6.98%)

Salary Increase: 3%
Obligation	173,767
Variation	12,846
7.98%

The expected payments of benefits are as follow:

	Less than 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	More than 4 years
At December 31, 2014
Benefit payment obligations	10,567	15,341	18,656	23,292	106,903

Estimates based on actuarial techniques imply the use of statistical tools, such as the so-called demographic tables used in the actuarial valuation of Edenor S.A. active personnel.

In order to determine the mortality of Edenor active personnel, the “1971 Group Annuity Mortality” table has been used. In general, a mortality table shows for each age group the probability that a person in any such age group will die before reaching a predetermined age. Male and female mortality tables are elaborated separately inasmuch as men and women’s mortality rates are substantially different.

In order to estimate total and permanent disability due to any cause, 80% of the “1985 Pension Disability Study” table has been used.

In order to estimate the probability that the Company active personnel will leave the Company or stay therein, the “ESA 77” table has been used.

Liabilities related to the above-mentioned benefit plans have been determined contemplating all the rights accrued by the beneficiaries of the plans through the closing date of the year ended December 31, 2014.

These benefits do not apply to key management personnel.

24.              Income tax and minimum national income tax / Deferred tax

The analysis of deferred tax assets and liabilities is as follows:

	12.31.13	Charged to profit and loss	Charged to other comprenhensive income	12.31.14
Deferred tax assets:
Inventories	92	105	-	197
Derivative financial instruments	-	2,063		2,063
Trade receivables and other receivables	26,244	607	-	26,851
Trade payables and other payables	223,966	123,358	-	347,324
Salaries and social security taxes payable	4,318	16,617	-	20,935
Benefit plans	35,942	14,143	6,238	56,323
Tax liabilities	15,725	(1,832)	-	13,893
Provisions	32,826	14,831	-	47,657
Deferred tax asset	339,113	169,892	6,238	515,243

Deferred tax liabilities:
Property, plant and equipment	(398,953)	(18,053)	-	(417,006)
Financial assets at fair value through profit or loss	(1,231)	1,231	-	-
Borrowings	(12,356)	1,286	-	(11,070)
Deferred tax liability	(412,540)	(15,536)	-	(428,076)

Net deferred tax (liabilities) assets	(73,427)	154,356	6,238	87,167

	12.31.12	Charged to profit and loss	Charged to other comprenhensive income	Discontinued operations	12.31.13
Deferred tax assets:
Intangible assets	40,145	-	-	(40,145)	-
Inventories	52	39	-	1	92
Trade receivables and other receivables	40,817	(6,809)	-	(7,766)	26,244
Assets under construction	27,924	-	-	(27,924)	-
Trade payables and other payables	168,759	55,875	-	(668)	223,966
Salaries and social security taxes payable	17,709	(8,171)	-	(5,220)	4,318
Benefit plans	34,102	3,692	7,333	(9,185)	35,942
Tax liabilities	14,658	1,398	-	(331)	15,725
Provisions	29,183	6,253	-	(2,610)	32,826
Deferred tax asset	373,349	52,277	7,333	(93,848)	339,113

Deferred tax liabilities:
Property, plant and equipment	(493,615)	(8,191)	-	102,853	(398,953)
Trade receivables and other receivables	(7,108)	-	-	7,108	-
Financial assets at fair value through profit or loss	-	(1,231)	-	-	(1,231)
Borrowings	(13,617)	1,261	-	-	(12,356)
Assets of disposal group classified as held for sale	(89,422)	-	-	89,422	-
Deferred tax liability	(603,762)	(8,161)	-	199,383	(412,540)

Net deferred tax (liabilities) assets	(230,413)	44,116	7,333	105,535	(73,427)

	12.31.14	12.31.13
Deferred tax assets:
To be recover in less than 12 moths	91,079	127,422
To be recover in more than 12 moths	424,164	211,691
Deferred tax asset	515,243	339,113

Deferred tax liabilities:
To be recover in less than 12 moths	(22,004)	(16,718)
To be recover in more than 12 moths	(406,072)	(395,822)
Deferred tax liability	(428,076)	(412,540)

Net deferred tax assets (liabilities)	87,167	(73,427)

The detail of the income tax expense is disclosed below:

	12.31.14	12.31.13
Deferred tax	(154,356)	(44,116)
Discontinued operations	-	(105,535)
Income tax expense	(154,356)	(149,651)

	12.31.14	12.31.13
(Loss) Profit before taxes	(934,072)	823,751
Applicable tax rate	35%	35%
Gain (Loss) Profit at the tax rate	(326,925)	288,313

Gain from interest in joint ventures	(2)	(2)
Discontinued operations	-	(56,456)
Other	25	4,338
Subtotal	(326,902)	236,193

Unrecognized net deferred tax assets/liabilities	183,067	(385,844)
Difference between provision and tax return	(10,521)	-
Total income tax expense:
Continuing operations	(154,356)	(44,116)
Discontinued operations	-	(105,535)

Tax loss carryforward	Year of expiration	Rate 35%
		12.31.14	12.31.13
2009	2014	4,231	4,231
2010	2015	7,293	7,293
2012	2017	55,996	45,475
2014	2019	172,545	-
Total tax loss carryfoward		240,065	56,999

Additionally, as of December 31, 2014, the minimum national income tax receivable of $ 169 million has been disclosed in the Other non-current receivables account (Note 11).

The detail of the aforementioned receivable is as follows:

Minimum national income tax receivable	Amount	Year of expiration
Generated in fiscal year 2010	17,330	2020
Generated in fiscal year 2011	32,787	2021
Generated in fiscal year 2012	32,105	2022
Generated in fiscal year 2013	43,949	2023
Generated in fiscal year 2014	42,417	2024
	168,588

25.               Tax liabilities

	12.31.14	12.31.13
Non-current
Tax regularization plan	3,164	4,406
Total Non-current	3,164	4,406

Current
Tax on minimum national income tax payable	14,730	24,876
Provincial, municipal and federal contributions and taxes	67,999	53,620
Tax withholdings	34,625	25,761
SUSS (Social Security System) withholdings	1,485	1,582
Municipal taxes	39,870	36,170
Tax regularization plan	1,774	40,460
Total Current	160,483	182,469

26.              Assignments of use

•         As assignee

The features that these assignments of use have in common are that payments (installments) are established as fixed amounts; there are neither purchase option clauses nor renewal term clauses (except for the assignment of use contract of the Energy Handling and Transformer Center that has an automatic renewal clause for the term thereof); and there are prohibitions such as: transferring or sub-leasing the building, changing its use and/or making any kind of modifications thereto. All operating assignment of use contracts have cancelable terms and assignment periods of 2 to 13 years.

Among them the following can be mentioned: commercial offices, two warehouses, the headquarters building (comprised of administration, commercial and technical offices), the Energy Handling and Transformer Center (two buildings and a plot of land located within the perimeter of Central Nuevo Puerto and Puerto Nuevo) and Las Heras substation.

As of December 31, 2014 and 2013, future minimum payments with respect to operating assignments of use are as follow:

	12.31.14	12.31.13
2014	-	21,046
2015	26,123	10,998
2016	19,864	4,943
2017	15,740	4,752
2018	5,698	147
2019	4,310	147
2020	147	-
Total future minimum lease payments	71,883	42,033

Total expenses for operating assignments of use for the years ended December 31, 2014 and 2013 are as follow:

	12.31.14	12.31.13
Total lease expenses	31,043	19,786

•         As assignor

The Company has entered into operating assignment of use contracts with certain cable television companies granting them the right to use the poles of the Company’s network. Most of these contracts include automatic renewal clauses.

As of December 31, 2014 and 2013, future minimum collections with respect to operating assignments of use are as follow:

	12.31.14	12.31.13
2014	-	51,620
2015	72,922	48,023
2016	5,481	28
2017	200	-
2018	157	-
2019	-	-
2020	-	-
Total future minimum lease collections	78,760	99,671

Total income from operating assignments of use for the years ended December 31, 2014 and 2013 is as follows:

	12.31.14	12.31.13
Total lease income	57,463	41,538

27.               Provisions

	Non-current liabilities	Current liabilities
	Contingencies	Contingencies
At 12.31.13	83,121	10,667

Increases	34,860	40,557
Decreases	(5,886)	(27,156)
At 12.31.14	112,095	24,068

	Non-current liabilities	Current liabilities
	Contingencies	Contingencies
At 12.31.12	80,019	10,493

Increases	14,638	21,395
Decreases	(8,240)	(17,059)
Discontinued operations	(3,296)	(4,162)
At 12.31.13	83,121	10,667

28.              Revenue from sales

	12.31.14	12.31.13
Sales of electricity (1)	3,536,147	3,393,759
Right of use on poles	57,463	41,538
Connection charges	3,929	4,218
Reconnection charges	837	1,176
Total Revenue from sales	3,598,376	3,440,691

(1)   Includes revenue from the application of Resolution 347/12 for $ 508.1 million and $ 525.9 million for the years ended December 31, 2014 and 2013, respectively.

29.              Expenses by nature

The detail of expenses by nature is as follows:

	12.31.14
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	1,373,247	249,037	242,102	1,864,386
Pension plans	37,878	6,869	6,678	51,425
Communications expenses	13,207	39,088	2,920	55,215
Allowance for the impairment of trade and other receivables	-	21,531	-	21,531
Supplies consumption	205,853	-	13,117	218,970
Leases and insurance	7,871	-	35,193	43,064
Security service	28,874	201	15,122	44,197
Fees and remuneration for services	714,258	262,845	148,134	1,125,237
Public relations and marketing	-	-	5,719	5,719
Advertising and sponsorship	-	-	2,946	2,946
Reimbursements to personnel	1,164	309	1,514	2,987
Depreciation of property, plant and equipment	208,483	18,377	10,779	237,639
Directors and Supervisory Committee members’ fees	-	-	2,947	2,947
ENRE penalties	233,855	18,360	-	252,215
Taxes and charges	-	41,170	7,658	48,828
Other	372	122	1,933	2,427
12.31.14	2,825,062	657,909	496,762	3,979,733

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2014 for $ 156 million.

	12.31.13
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	790,667	179,355	149,933	1,119,955
Pension plans	14,748	3,728	4,064	22,540
Communications expenses	7,714	32,629	1,805	42,148
Allowance for the impairment of trade and other receivables	-	38,017	-	38,017
Supplies consumption	121,918	-	7,735	129,653
Leases and insurance	6,063	-	21,867	27,930
Security service	17,967	553	10,390	28,910
Fees and remuneration for services	665,136	198,458	103,421	967,015
Public relations and marketing	-	-	4,460	4,460
Advertising and sponsorship	-	-	2,298	2,298
Reimbursements to personnel	1,024	179	1,036	2,239
Depreciation of property, plant and equipment	194,815	9,105	8,228	212,148
Directors and Supervisory Committee members’ fees	-	-	2,507	2,507
ENRE penalties	234,803	52,700	-	287,503
Taxes and charges	-	33,435	5,460	38,895
Other	430	97	1,564	2,091
12.31.13	2,055,285	548,256	324,768	2,928,309

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2013 for $ 124.2 million.

30.              Other income and expense

	12.31.14	12.31.13
Other operating income
Services provided to third parties	33,305	21,700
Commissions on municipal taxes collection	12,040	8,638
Other net income with Related Companies	5,020	3,857
Recovery of allowance of trade receivables and other receivables	1,839	4,318
Not refundable advance payments received for subsidiaries sale agreements	-	8,868
Others	205	14,199
Total other operating income	52,409	61,580

Other operating expense
Net expense from technical services	(16,236)	(15,541)
Gratifications for services	(24,985)	(15,876)
Cost for services provided to third parties	(25,265)	(9,035)
Severance paid	(8,202)	(4,924)
Transaction costs	(64,720)	(55,548)
Other expenses - FOCEDE	(97,701)	-
Provision for contingencies	(75,417)	(36,033)
Disposals of property, plant and equipment	(959)	(1,230)
Related parties (Note 33)	(1,230)	(1,069)
Other	(3,963)	(3,521)
Total other operating expense	(318,678)	(142,777)

31.               Net financial expense

	12.31.14	12.31.13
Financial income
Late payment charges	43,265	45,383
Financial interest (1)	195,707	241,685
Total financial income	238,972	287,068

Financial expenses
Interest and other (2)	(111,356)	(155,388)
Tax-related interest	(5,477)	(13,357)
Commercial interest	(459,671)	(325,796)
Bank fees and expenses	(15,509)	(10,313)
Total financial expenses	(592,013)	(504,854)

Other financial results
Exchange differences	(427,896)	(365,759)
Adjustment to present value of receivables	8,128	2,378
Changes in fair value of financial assets	67,591	16,097
Net gain from the repurchase of Corporate Notes	44,388	88,879
Other financial expense	(20,224)	(14,705)
Total other financial expense	(328,013)	(273,110)
Total net financial expense	(681,054)	(490,896)

(1)      Includes interest on cash equivalents as of December 31, 2014 and 2013 for $ 3.4 million and $ 2.9 million, respectively.

(2)     Net of interest capitalized as of December 31, 2014 and 2013 for $ 123.9 million and $ 24.5 million, respectively.

32.              Basic and diluted (loss) earnings per share

Basic

The basic (loss) earnings per share are calculated by dividing the result attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of December 31, 2014 and 2013, excluding common shares purchased by the Company and held as treasury shares.

The basic (loss) earnings per share coincide with the diluted (loss) earnings per share, inasmuch as the Company has not issued neither preferred shares nor corporate notes convertible into common shares.

	12.31.14		12.31.13
	Continuing operations	Discontinued operations	Continuing operations	Discontinued operations
(Loss) Profit for the period attributable to the owners of the Company	(779,716)	-	867,867	(96,128)
Weighted average number of common shares outstanding	897,043	897,043	897,043	897,043
Basic and diluted (loss) earnings per share – in pesos	(0.87)	-	0.97	(0.11)

33.              Related-party transactions

•            The following transactions were carried out with related parties:

a.             Income

Company	Concept	12.31.14	12.31.13

CYCSA	Other income	5,018	3,857
PYSSA	Advertising on EDENOR bill	2	-
PESA	Interest	-	11,606
		5,020	15,463

b.             Expense

Company	Concept	12.31.14	12.31.13

EASA	Technical advisory services on financial matters	(20,134)	(13,599)
SACME	Operation and oversight of the electric power transmission system	(19,605)	(14,745)
Salaverri, Dellatorre, Burgio y Wetzler Malbran	Legal fees	(1,230)	(1,069)
PYSSA	Financial and granting of loan services to customers	(90)	(95)
		(41,059)	(29,508)

•            The balances with related parties are as follow:

c.              Receivables and payables

	12.31.14	12.31.13
Other receivables
SACME	8,033	7,935
CYCSA	86	530
	8,119	8,465

	12.31.14	12.31.13
Trade and Other payables
SACME	(2,706)	(2,027)
EASA	-	(1)
	(2,706)	(2,028)

d.             Key management personnel’s remuneration

	12.31.14	12.31.13
Salaries	54,853	40,539
	54,853	40,539

The other receivables with related parties are not secured and do not accrue interest. No allowances have been recorded for these concepts in any of the periods covered by these financial statements.

•            The agreements entered into with related parties are detailed below:

(a)   Agreement with Comunicaciones y Consumos S.A.

During 2007 and 2008, the Company and Comunicaciones y Consumos S.A. (CYCSA) entered into agreements pursuant to which the Company granted CYCSA the exclusive right to provide telecommunications services to the Company customers through the use of the Company’s network in accordance with the provisions of Decree 764/2000 of the Federal Government, which contemplates the integration of voice, data and image transmission services through the existing infrastructure of electricity distribution companies such as the Company’s network, as well as the right to use the poles and towers of overhead lines under certain conditions. Additionally, the Company has the right to use part of the optical fiber capacity. In accordance with the terms of the agreement, CYCSA will be responsible for all maintenance expenses and expenses related to the adapting of the Company’s network for the rendering of such telecommunications services. The term of the agreement, which was originally ten years to commence from the date on which CYCSA’s license to render telecommunications services were approved, was subsequently extended to 20 years by virtue of an addendum to the agreement. In consideration of the use of the network, CYCSA grants the Company 2% of the annual charges collected from customers, before taxes, as well as 10% of the profits obtained from provision of services.

(b)   Agreement with Préstamos y Servicios S.A.

The agreement grants Préstamos y Servicios S.A. (PYSSA) the exclusive right to conduct its direct and marketing services through the use of the Company’s mailing services. The agreement established that its term was subject to the authorization of the National Regulatory Authority for the Distribution of Electricity, which approved this through ENRE Resolution No. 381/07.

The activities related to the aforementioned agreement have been temporarily suspended in the Company’s offices.

(c)   Agreement with Electricidad Argentina S.A.

The agreement stipulates the provision to the Company of technical advisory services on financial matters as from September 19, 2005 for a term of five years, which has been extended for another 5 years until 2015. In consideration of these services, the Company pays EASA an annual amount of USD 2.5 million.  Any of the parties may terminate the agreement at any time by giving 60 days’ notice, without having to comply with any further obligations or paying any indemnification to the other party.

•              The ultimate controlling company of Edenor is Pampa Energía S.A.

34.              Trust for the Management of Electric Power Transmission Works (FOTAE)

Due to the constant increase recorded in the demand for electricity as a result of the economic recovery, the Energy Secretariat, through Resolution 1875 dated December 5, 2005, established that the interconnection works through an underground power cable at two hundred and twenty kilovolts (220 kV) between Costanera and Puerto Nuevo Transformer Stations with Malaver Transformer Station were necessary. These works require not only the execution of expansion works but also new layout-designs of the high-voltage subsystems of Edenor and Edesur S.A.’s networks.  In addition, it established that a fraction of the electricity rate increase granted to distribution companies by ENRE Resolution 51/07 (as mentioned in Note 2.c.I), would be used to finance up to 30% of the total execution cost of these works, with the remaining 70% of the total cost of the works being absorbed by the MEM’s demand. Fund inflows and outflows relating to the aforementioned expansion works are managed by the Works Trust Fund Energy Secretariat Resolution 1/03, which will act as the link among CAMMESA, the Contracting Distribution Companies and the companies that would have been awarded the contracts for the provision of engineering services, supplies and main pieces of equipment as well as those for the execution of the works and provision of minor supplies.

The amount transferred to CAMMESA by the Company as from the commencement date of the project, through contributions in cash, supplies and services totaled $ 45.8 million.

In accordance with the agreements entered into on August 16, 2007 by and between the Company and the National Energy Secretariat and on December 18, 2008 by and between the Company and Banco de Inversión y Comercio Exterior, in its capacity as Trustee of the Trust for the Management of Electric Power Transmission Works (FOTAE), the Company is responsible for the development of all the stages of the project, regardless of the oversight tasks to be performed by the Works Commission Energy Secretariat Resolution 1/03. The agreement stipulates that the Company will be in charge of the operation and the planned and reactive maintenance of the facilities comprising the expansion works, being entitled to receive as remuneration for the tasks and obligations undertaken 2% of the cost of major equipment and 3% of all the costs necessary for the carrying out of civil engineering and electromechanical assembly works relating to the MALAVER-COLEGIALES and MALAVER-COSTANERA electrical transmission lines, the expansion of Malaver Substation and the remaining expansion works of Puerto Nuevo Substation.

The works were developed in different stages, and the Company complied with its responsibility with regard to the development of each of them, as well as with the operation and the planned and reactive maintenance of the facilities comprising the expansion works. The final conclusion of the works occurred in fiscal year 2014.

Furthermore, subsequent to year-end, CAMMESA not only informed the Company of the amounts disbursed by the BICE and CAMMESA for the execution of the aforementioned works, but also requested that the Company carry out the pertinent actions to comply with the provisions of Resolution 1875/05. Consequently, at the date of issuance of these financial statements, the Company has begun to carry out actions aimed at coordinating and reaching agreement, with the different parties involved, on the steps to be followed to have this process finalized. This will make possible to subsequently define the Company’s real situation in relation to the obligations that have been imposed to it by mentioned resolution.

As of December 31, 2014, the Company recognized as facilities in service in the Property, plant and equipment account its participation in the works for an estimated value of $ 141.8 million, including financial charges, $ 105.6 million of which have not yet been contributed, a debt which is disclosed in the Other payables account of non-current liabilities.

35.               Assets and liabilities of disposal group classified as held for sale and discontinued operations

Sale of EMDERSA/EDELAR

On September 17, 2013, the Company Board of Directors approved the sending to Energía Riojana S.A. (ERSA) and the Government of the Province of La Rioja of an irrevocable offer for (i) the sale of the indirect stake held by the Company in EMDERSA, the parent company of EDELAR, and (ii) the assignment for valuable consideration of certain receivables which the Company has with EMDERSA and EDELAR. On October 4, 2013, the Company received the acceptance of the Offer by ERSA and the Government of the Province of La Rioja in its capacity as controlling shareholder of the buyer. The transaction was closed and effectively carried out on October 30, 2013. The price agreed upon in the aforementioned agreement amounts to $ 75.2 million and is payable in 120 monthly and consecutive installments, with a grace period of 24 months, to commence from the closing date of the transaction, for the payment of the first installment.

Furthermore, on August 5, 2013 the Company was notified of ENRE Resolution 216/2013, whereby the Regulatory agency declared that the procedure required by Section 32 of Law No. 24,065 with respect to the purchase of EMDERSA, AESEBA and their respective subsidiaries made by the Company in March 2011 had been complied with, formally authorizing the acquisition thereof.

The transaction was closed on October 30, 2013 together with the holding of the Ordinary Shareholders’ Meeting that appointed new authorities and approved the actions taken by the outgoing Directors and Supervisory Committee members.

Sale of AESEBA/EDEN’s assets

In February 2013 the Company received offers from two investment groups for the acquisition of the total number of shares of AESEBA, the parent company of EDEN. On February 27, 2013, the Company Board of Directors unanimously approved the acceptance of the Offer Letter sent by Servicios Eléctricos Norte BA S.L. (the “Buyer”) for the acquisition of the shares representing 100% of AESEBA’s capital stock and voting rights. The price offered by the buyer is payable through the delivery of Edenor debt securities for an amount equivalent, considering their quoted price at the date of the acceptance, to approximately USD 85 million of nominal value. Such price was fixed in Bonar 2013 sovereign debt bonds or similar bonds (“the Debt Securities”) for a value equivalent to $ 334.3 million at the closing of the transaction, considering the market value of such government bonds at that time.

In this regard, a Trust was set up in March 2013 by the Settlor (the Buyer), the Trustee (Equity Trust Company from Uruguay) and the Company.

At the closing date of the transaction, which took place on April 5, 2013, the buyer deposited in the Trust cash and Debt Securities for the equivalent of $ 262 million pesos, considering the market value of those government bonds at the closing date, and, prior to December 31, 2013, the buyer will be required to deposit in the Trust Debt Securities for the equivalent of 8.5 million of nominal value divided by the average price of purchase thereof.  At the closing of the transaction, the Company received the rights as beneficiary under the Trust. With the proceeds of the liquidation of the bonds received the Trust will purchase Edenor Class 9 and Class 7 Corporate Notes due in 2022 and 2017, respectively.

In this manner, as of December 31, 2013, the Company divested the AESEBA segment, which resulted in a loss of $ 96.5 million, included within the loss from discontinued operations, after tax-related effects and without considering the results of the repurchase of Corporate Notes, which were recognized by the Company when such transaction took place. At December 31, 2013, and due to the repurchases of the Company’s own debt made by the Trust, the Company recorded a gain of $ 71.7 million included in the “Other financial expense” line item of the Statement of Comprehensive (Loss) Income.

The Trust has purchased the totality of Edenor Corporate Notes due in 2017 and 2022 indicated in the respective trust agreement for USD 10 million and USD 68 million of nominal value, respectively. On March 27, 2014, these Corporate Notes were written off.

Due to the repurchases of the Company’s own debt made by the Trust, as of December 31, 2014, the Company recorded a gain of $ 44.4 million, which has been included in the “Other financial expense” line item of the Statement of Comprehensive (Loss) Income.

Additionally, on April 5, 2014, the Trust was terminated and liquidated.

EGSSA SALE

On October 11, 2011, the Company Board of Directors approved the offer received from its controlling shareholder Pampa Energía S.A. (PESA), for the acquisition through a conditioned purchase and sale transaction of 78.44% of the shares and votes of an investment company to be organized, which will be the holder of 99.99% of the shares and votes of EMDERSA Generación Salta S.A. (“EGSSA”) together with 0.01% of EGSSA’s capital stock held by the Company.

The total and final agreed-upon price for this transaction amounts to USD 10.85 million to be paid in two payments, the first of them for an amount of USD 2.2 million was made on October 31, 2011 as partial payment of the price, and the remaining balance, i.e. an amount of USD 8.7 million was paid on October 4, 2013 by an equivalent of $ 53.3 million as principal and interest.

The aforementioned payment was made in cash for $ 0.5 million and through the delivery of the Company’s Class 9 Corporate Notes due 2022 for a nominal value of USD 10 million.

Discontinued operations

The financial statements related to discontinued operations included in this financial statement are disclosed below:

a.                   Statements of comprehensive loss

	12.31.14	12.31.13
Revenue for services	-	399,619
Revenue from construction	-	9,028
Cost of sales	-	(164,241)
Cost of construction	-	(9,028)
Gross profit	-	235,378
Transmission and distribution expenses	-	(104,392)
Selling expenses	-	(56,439)
Administrative expenses	-	(36,855)
Other operating income	-	1,865
Other operating expense	-	(2,600)
Operating profit	-	36,957

Financial income	-	14,803
Financial expenses	-	(28,576)
Other financial results	-	(7,473)
Net financial expense	-	(21,246)
Profit before taxes	-	15,711

Income tax and minimum national income tax	-	(7,136)
Profit after taxes	-	8,575

Loss on subsidiary sale	-	(185,959)
Loss from assets made available for sale	-	(7,146)
Tax effect	-	89,422
Loss for the year	-	(95,108)

Gain (loss) for the year attributable to:
Owners of the parent	-	(96,128)
Non-controlling interests	-	1,020
	-	(95,108)

b.                   Statements of cash flows

	12.31.14	12.31.13
Net cash flows generated by operating activities	-	168,628
Net cash flows used in investing activities	-	(124,246)
Net cash flows generated by financing activities	-	25,388
NET INCREASE IN CASH AND CASH EQUIVALENTS	-	69,770

36.              Merger process – EMDERSA HOLDING S.A.

On December 20, 2013, the Company Extraordinary Shareholders’ Meeting approved the merger of Emdersa Holding S.A. (as the acquired company, which will be dissolved without liquidation) with and into Edenor S.A. (as the acquiring  and surviving company), as well as all the documentation and information required for such purpose by the applicable regulations. The effective reorganization date for legal, accounting and tax purposes is retroactive to October 1, 2013.  At the date of issuance of these financial statements, the administrative approval thereof by the Inspección General de Justicia (Argentine governmental regulatory agency of corporations) is in process.

37.               Electric works arrangement - Agreement for the supply of electric power to Mitre and Sarmiento railway lines

In September 2013, the Company and the Interior and Transport Ministry entered into a supply and financial contribution arrangement pursuant to which the Federal Government will finance the necessary electric works aimed at adequately meeting the greater power requirements of the Mitre and Sarmiento railway lines.

The total cost of the works amounts to $ 114.3 million. The Federal Government will bear the costs of the so called “exclusive facilities”, which amount to $ 59.9 million, whereas the costs of the remaining works will be financed by the Federal Government and reimbursed by the Company.

The financed amount of $ 54.4 million will be reimbursed by the Company in seventy-two monthly and consecutive installments, as from the first month immediately following the date on which the Works are authorized and brought into service.

During the fiscal year being reported, the Company received disbursements for $ 79.2 million, relating to installments 1 through 4, in addition to the advance payment collected in fiscal year 2013 for $ 20 million. As of December 31, 2014, the Company recorded $ 52 million as Non-current deferred revenue and $ 47.2 million as Non-current trade payables – Customer contributions.

38.              Construction works - San Miguel and San Martín Transformer Centers

The Company carried out construction works of a 7.3 km-long electrical transmission line consisting of four 13.2 kV lines in trefoil formation to link Rotonda Substation with San Miguel Transformer Center, owned by ENARSA, necessary for the provision of electric power generation services; and a 6.2 km-long electrical transmission line consisting of a 13.2 kV line in trefoil formation to link Rotonda Substation with San Martín Transformer Center, owned by ENARSA.

The works were carried out by the Company with the contributions made by ENARSA. Negotiations are currently being held concerning the modality and conditions under which the ownership of the works will be assigned to Edenor S.A. with the signing of the respective agreements. As of December 31, 2014, the Company continues to recognize liabilities for this concept in the Deferred revenue account. The recordings made until now and described in this note will be adjusted based on the previously mentioned definitions.

39.              Safekeeping of documentation

On August 14, 2014, the National Securities Commission (CNV) issued General Resolution No. 629 which introduced changes to its regulations concerning the safekeeping and preservation of corporate books, accounting books and commercial documentation. In this regard, it is informed that for safekeeping purposes the Company has sent its workpapers and non-sensitive information, whose periods for retention have not expired, to the warehouses of the firm Iron Mountain Argentina S.A., located at:

-          1245 Azara St. – City of Buenos Aires

-          2163 Don Pedro de Mendoza Av. – City of Buenos Aires

-          2482 Amancio Alcorta Av. – City  of Buenos Aires

-          Tucumán St. on the corner of El Zonda, Carlos Spegazzini City, Ezeiza, Province of Buenos Aires

Furthermore, on February 5, 2014 a publicly known incident occurred in the warehouses of Iron Mountain S.A. located at 1245 Azara St. At the date of issuance of these financial statements, the Company has not been informed about whether the documentation stored thereat had been effectively affected by the fire or the condition thereof after the incident.

Nevertheless, in accordance with the internal survey carried out by the Company, the results of which were duly informed to the CNV on February 18, 2014, the fire affected between 20% and 30% of Edenor’s documentation that Iron Mountain S.A. had in its warehouse and under its custody, which, it is estimated, does not affect the normal development of the business.

Furthermore, the detail of the documentation stored outside the Company’s offices for safekeeping purposes, as well as the documentation referred to in section 5 sub-section a.3) of Caption I of Chapter V of Title II of the REGULATIONS (Technical Rule 2013, as amended) is available at the Company’s registered office.

40.              Events after the reporting period

Exceptional recognition not regarded as a salary item

On January 13, 2015, the Labor and Social Security Ministry issued Resolution No. 47/15 pursuant to which the Company is instructed to pay, on a one-time and extraordinary basis, to its employees who are represented by the Sindicato de Luz y Fuerza an amount not regarded as a salary item (i.e. included in the salary but not subject to social security charges nor considered for the payment of the mid and year-end bonus) of $ 8,000 that the Company paid in two payments of $ 4,000 made on January 20 and February 20, 2015, respectively.

Moreover, it was the Management’s decision to extend this measure to all Company employees.

GUSTAVO MARIANI
Vice Chairman

“Free translation from the original in Spanish published in Argentina”

Report of Independent Auditors

To the Board of Directors, President and Shareholders of

Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

Legal address: Avenida del Libertador 6363

Autonomous City of Buenos Aires

Tax Code No. 30-65511620-2

Report on financial statements

We have audited the accompanying financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter, Edenor S.A.), including the statement of financial position as of December 31, 2014, the related statements of comprehensive loss, of changes in equity and of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

The amounts and other information related to fiscal year 2013 are an integral part of the audited financial statements mentioned above and therefore should be considered in relation to those financial statements.

Directors´ responsibility

Company´s Board of Directors is responsible for the preparation and reasonable presentation of these financial statements in accordance with International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as the applicable accounting framework, and incorporated by the National Securities Commission (CNV) to its regulations, as they were approved by the International Accounting Standards Board (IASB). Company´s Board of Directors is also responsible for the existence of internal control that it deems necessary to enable the preparation of financial statements free of material misstatement due to errors or irregularities. Our responsibility is to express an opinion on these financial statements based on our audit with the scope detailed in paragraph "Auditors´ Responsibility”.

Auditors´ responsibility

Our responsibility is to express an opinion on the accompanying financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing (ISAs). These standards were adopted as auditing standards in Argentina by Technical Pronouncement No. 32 of FACPCE as were approved by the International Auditing and Assurance Standards Board (IAASB) and require that we comply with ethics requirements, as well as plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and other information disclosed in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risk of material misstatement in the financial statements due to fraud or error. In making this risk assessment, the auditor should take into account the internal control relevant to the preparation and fair presentation of the Company's financial statements in order to design audit procedures that are appropriate, depending on the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company´s internal control. An audit also includes evaluating the appropriateness of accounting policies applied, the reasonableness of significant estimates made by Company´s management and presentation of the financial statements as a whole.

We believe that the evidence we have obtained provides a sufficient and appropriate basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to in the first paragraph of this report present fairly, in all material aspects, the financial position of Edenor S.A. as of December 31, 2014, its comprehensive loss and cash flows for the year then ended, in accordance with International Financial Reporting Standards.

Emphasis of matter paragraph

We want to emphasize the situation detailed in Notes 1 and 2 to the financial statements, primarily regarding the delay in obtaining tariff increases and / or recognition of actual higher costs and the constant increase in operating costs needed to maintain the level of service, that made the Company has registered in the years ended December 31, 2014, 2012 and 2011 operating loss and net loss, and both their liquidity and working capital have been severely affected, even in the year 2013. These factors raise a substantial doubt about the Company´s ability to continue operating as a going concern. The Company has prepared these financial statements using accounting principles applicable to a going concern. Therefore, these financial statements do not include the effects of possible adjustments and / or reclassifications, if any, that might be required if the situation described is not solved in favor of the continuance of Company´s  operations, and it would be forced to sell its assets and cancel its liabilities, including contingent ones, under conditions other than the normal course of business. Our conclusion contains no exceptions on this situation.

As indicated in Note 16 to the financial statements, as of December 31, 2014, the Company´s accumulated deficit consumed more than 50% of share capital and the reserves. Section 206 of the Argentine Business Organizations Law No. 19,550 establishes that the Company shall make a mandatory reduction of capital stock and therefore the shareholders of the Company shall take measures as deemed necessary to resolve this situation. Our conclusion contains no exceptions on this situation.

Report on compliance with current regulations

In compliance with regulations in force, we report that:

a)            the financial statements of Edenor S.A. have been transcribed into the “Inventory and Balance Sheet” book and, insofar as concerns our field of competence, are in compliance with the provisions of the Commercial Companies Law and pertinent resolutions of the National Securities Commission;

b)           the financial statements of Edenor S.A. arise from accounting records kept in all formal aspects in conformity with legal regulations, which maintain the security and integrity conditions on the basis of which they were authorized by the National Securities Commission;

c)            we have read the summary of activity and the additional information to the notes to the financial statements (presented separately from these financial statements) required by section 68 of the listing regulations of the Buenos Aires Stock Exchange and by Section 12, Chapter III, Title IV of CNV regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)           as of December 31, 2014 the liabilities accrued in favor of the Argentine Integrated Social Security System, according to the Company’s accounting records, amounted to $ 28,552,701, which were not yet due at that date;

e)            as required by Article 21, subsection e), Chapter III, Section VI, Title II of the regulations of the National Securities Commission, we report that total fees for auditing and related services billed to the Company during the fiscal year ended December 31, 2014 account for:

e.1)         99% of the total fees for services billed to the Company for all items during that fiscal year;

e.2)        28,8% of the total fees for services for auditing and related services billed to the Company, its parent companies, subsidiaries and related companies during that year;

e.3)        25,3% of the total fees for services billed to the Company, its parent companies, subsidiaries and related companies for all items during that year;

f)             we have applied the anti-money laundering and anti-terrorist financing procedures foreseen in the professional standards issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires.

Autonomous City of Buenos Aires, March 9, 2015.

/s/ PRICE WATERHOUSE & CO. S.R.L.

Andrés Suarez (Partner)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: March 20, 2015